SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2013

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated February 4, 2013

Press Release dated February 7, 2013

Press Release dated February 15, 2013

Press Release dated February 25, 2013

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary’s Staff Office

Date: February 28, 2013

Eni announces start-up of gas production from the MLE field in Algeria

San Donato Milanese (Milan), February 4, 2013 - Eni and the Algerian state company Sonatrach have started gas production from the Menzel Ledjmet East (MLE) field on January 31, 2013, located in Block 405b, around 1,000 km from Algiers, and jointly operated by Eni and Sonatrach.

A plant, located in the field, allows for the treatment of rich gas for the daily production and sale of 9 million cubic meters of gas, 15,000 barrels of oil and condensate and 12,000 barrels of LPG. The project was completed around 4 years after Eni’s acquisition, in December 2008, of the Canadian company First Calgary Petroleum, which owns block 405b.

Eni has been present in Algeria since 1981 and participates in 24 exploration and development licenses which are currently in production, and in 8 permits under development. In 2012, Eni was the leading producer in the country with a daily equity production of approximately 80,000 barrels of oil equivalent. With the start of production at the MLE field and other projects, Eni strengthens its presence in the country, and expects to achieve a daily equity production of 100,000 barrels of oil equivalent in 2013.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni declares there was no involvement of directors and managers in Saipem’s activities in Algeria, currently under investigation

San Donato Milanese (Milan), February 7, 2013 - With regards to the judicial investigation of the prosecutor of the Republic of Milan (Procura della Repubblica di Milano) involving Saipem’s activities in Algeria, Eni acknowledges that the prosecutor has decided to extend the investigation to include Eni and its Chief Executive Officer.

Eni and its CEO declare themselves totally unrelated to the object of investigation.

After the news of the investigation for alleged corruption in international projects related to Saipem in Algeria, at the end of November 2012, Eni has immediately recommended that its subsidiary Saipem, in respect of its independency as a publicly listed company, introduce all of the most appropriate activities of internal audit with immediate effect, including cooperation with the judiciary and organization and management discontinuity. These actions have led to the resignation and dismissal of different senior management roles involved in Saipem’s activities under investigation. Eni has also directly provided, and will continue to provide, full cooperation with the prosecutor’s office.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni announces results for the
fourth quarter and the full year 2012

Rome, February 15, 2013 - Eni, the international oil and gas company, today announces its group results for the fourth quarter and the full year 2012 (unaudited).

Financial highlights1

•	Continuing operations:
-	Adjusted operating profit: euro 19.75 billion (up 14.6%) for the full year; euro 4.96 billion (up 17%) for the quarter;
-	Adjusted operating profit excluding Snam contribution*: up 20.2% for the full year, up 29.7% for the quarter;
-	Adjusted net profit: euro 7.13 billion (up 2.7%) for the full year; euro 1.52 billion (down 3.6%) for the quarter;
-	Adjusted net profit excluding Snam contribution*: up 7.6% for the full year; up 9.2% for the quarter;
-	Cash flow: euro 12.42 billion for the full year; euro 2.17 billion for the quarter; leverage[2] from 0.46 to 0.25;
•	Net profit: euro 7.79 billion for the full year; euro 1.46 billion for the quarter;
•	Dividend proposal for the full year of euro 1.08 per share (includes an interim dividend of euro 0.54 per share paid in September 2012).

Operational highlights

•	Record amount of discovered resources in the year: 3.64 bboe;
•	Proved reserves at eight-year record: 7.17 bboe with a reference Brent price of $111 per barrel. The organic reserve replacement ratio was 147%[3];
•	Oil and natural gas production: 1.701 million barrels per day in the year, up 7% from 2011 (up 3.6% in the quarter)[3];
•	Natural gas sales: down 1.5% to 95.32 billion cubic meters in the year (down 1.5% in the quarter);
•	Signed an agreement with Anadarko for the development of common onshore activities in Mozambique;
•	Acquired exploration licenses in the emerging areas of Liberia, Kenya, Vietnam, Cyprus and offshore Russia during the year;
•	Further progress in the divestment of Snam and Galp also through the placement of convertible bonds;
•	Started reorganization of Eni's downstream activities in 2012.

Paolo Scaroni, Chief Executive Officer, commented:
"2012 was a record year for exploration at Eni with discovered resources about six times yearly production thanks to our outstanding achievements in Mozambique and our other successes in West Africa, in the Barents Sea and in Indonesia. We have also made significant progress in developing projects, further increasing our reserves to best ever levels. Production growth has delivered excellent operating profits at our Exploration and Production division. In Gas & Power and Refining & Marketing we have realized significant efficiency improvements that have allowed us to absorb most of the effects of the still difficult European scenario. Thanks to Eni’s capital structure, which has also been strengthened by the disposals of Snam and Galp, the company will achieve industry-leading upstream growth rates."

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(1)	Due the divestment plan of the Regulated Gas Businesses in Italy, Snam results are represented as discontinued operations throughout this press release.
(2)	Ratio of net borrowings to shareholders' equity. For further disclosure see page 36.
(3)	Excluding the impact of updating the natural gas conversion rate. For further information see page 9.
*	The Snam contribution excluded is the result of Snam transactions with Eni included in the continuing operations according to IFRS 5. Adjusted operating profit and adjusted net profit are not provided by IFRS.

Financial highlights

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	% Ch. IV Q. 12 vs. IV Q. 11	Full Year 2011	Full Year 2012	% Ch.

SUMMARY GROUP RESULTS (a)	(euro million)
4,236	4,361	4,957	17.0	Adjusted operating profit - continuing operations (b)	17,230	19,753	14.6
1,575	1,777	1,518	(3.6)	Adjusted net profit - continuing operations	6,938	7,128	2.7
0.43	0.49	0.42	(2.3)	- per share (euro) (c)	1.92	1.97	2.6
1.16	1.23	1.09	(6.0)	- per ADR ($) (c) (d)	5.35	5.06	(5.4)

1,316	2,462	(1,964)	..	Net profit - continuing operations	6,902	4,198	(39.2)
0.36	0.68	(0.54)	..	- per share (euro) (c)	1.90	1.16	(38.9)
0.97	1.70	(1.40)	..	- per ADR ($) (c) (d)	5.29	2.98	(43.7)

(27)	21	3,425	..	Net profit - discontinued operations	(42)	3,590	..
1,289	2,483	1,461	13.3	Net profit	6,860	7,788	13.5

(a)	Attributable to Eni’s shareholders.
(b)	For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis".
(c)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted operating profit
In the fourth quarter of 2012, adjusted operating profit from continuing operations was euro 4.96 billion, up 17% from the fourth quarter of 2011. The result reflected a robust operating performance reported by the Exploration & Production division (up 15.4%) also due to an ongoing production recovery in Libya. The Refining & Marketing division reported a substantial reduction in operating losses driven by efficiency and optimization gains (the operating loss was down by euro 259 million). The Gas & Power division reported a profit, reversing the prior year loss (up by euro 113 million) benefiting from the renegotiations of certain supply contracts some of which retroactive to 2011, and an ongoing recovery at Libyan supplies. Also the Chemical sector reduced its operating losses. These positives were partly offset by a reduction in operating profit reported by the Engineering & Construction division (down 18.7%), which was adversely affected by falling demand for oilfield services and lower margins at certain works.
Finally, adjusted operating profit for the quarter benefited from the appreciation of the US dollar against the euro (up 3.8%).
In 2012, adjusted operating profit from continuing operations was euro 19.75 billion, an increase of 14.6% compared to 2011. This was due to the above mentioned drivers as explained in the review of the fourth quarter operating profit.

Adjusted net profit
In the fourth quarter of 2012, adjusted net profit from continuing operations was euro 1.52 billion (down 3.6%). The better operating performance was absorbed by lower profit earned by equity-accounted entities and joint ventures (down by euro 243 million) and an increased consolidated tax rate (up by eleven percentage points) due to higher taxable profit reported by the Exploration & Production division, write-down of prior-quarter deferred tax assets at Italian subsidiaries which were not classified as special charges (approximately euro 230 million), as well as lower profit from investments. For the full year 2012, adjusted net profit from continuing operations amounted to euro 7.13 billion, up 2.7%.

Capital expenditure
Capital expenditure of continuing operation for the fourth quarter of 2012 amounted to euro 3.89 billion (euro 12.76 billion for the full year 2012), mainly related to the continuing development of oil and gas reserves and exploration projects (euro 3.14 billion) as well as the upgrading of rigs and offshore vessels in the Engineering & Construction division. The Group also incurred expenditures of euro 0.57 billion in the year to finance acquisitions, joint-venture projects and equity investees.

Balance sheet and Cash flow
Eni’s balance sheet as of December 31, 2012 has substantially improved from 2011 due to the divestment of a stake in Snam amounting to approximately 30% to the Italian "Cassa Depositi e Prestiti" for a total consideration of euro 3.52 billion with loss of control, and the deconsolidation of Snam’s finance debt amounting to euro 12.45 billion.
The ratio of net borrowings to shareholders’ equity including minority interest – leverage4 – decreased to 0.25 at December 31, 2012. Net borrowings5 amounted to euro 15.45 billion as of December 31, 2012, with a reduction of euro 12.59 billion from December 31, 2011. In addition to the Snam disposal, the reduction in net borrowings reflected net cash generated by the Group’s operating activities attributable to continuing operations (euro 12.42 billion) and cash from other disposals of euro 2.5 billion mainly relating to

__________________

(4)	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See page 36 for leverage.
(5)	Information on net borrowings composition is furnished on page 36.

the divestment of Eni’s stake in Galp (euro 0.96 billion) and non-strategic assets in the Exploration & Production division as well as the divestment of a 5% interest in Snam before loss of control which was accounted as an equity transaction (euro 0.61 billion). Those inflows were used to fund the financing requirements associated with capital expenditure and investment (euro 13.33 billion) as well as dividend payments to Eni’s shareholders (euro 3.84 billion) and non-controlling interests (euro 0.54 billion).
The reduction in net borrowings of euro 4.17 billion from September 30, 2012 was mainly due to the impact of the divestment of a stake in Snam, net cash generated by operating activities attributable to continuing operations (euro 2.17 billion) and the sale of a stake in Galp (euro 0.38 billion). Capital expenditure for the period amounted to euro 3.89 billion.

Dividend 2012
The Board of Directors intends to submit a proposal for distributing a cash dividend of euro 1.08 per share6 (euro 1.04 in 2011) at the Annual Shareholders’ Meeting. Included in this annual payment is euro 0.54 per share which was paid as interim dividend in September 2012. The balance of euro 0.54 per share is payable to shareholders on May 23, 2013, the ex-dividend date being May 20, 2013.

Operational highlights and trading environment

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	% Ch. IV Q. 12 vs. IV Q. 11	Full Year 2011	Full Year 2012	% Ch.

				KEY STATISTICS
1,678	1,718	1,747	n. m.	Production of oil and natural gas (a)	(kboe/d)	1,581	1,701	n. m.
1,678	1,709	1,738	3.6	Production of oil and natural gas net of updating the natural gas conversion rate	(kboe/d)	1,581	1,692	7.0
896	891	912	1.8	- Liquids	(kbbl/d)	845	882	4.4
4,345	4,545	4,584	5.7	- Natural gas	(mmcf/d)	4,085	4,501	9.5
25.47	19.48	25.08	(1.5)	Worldwide gas sales	(bcm)	96.76	95.32	(1.5)
11.39	10.54	10.13	(11.1)	Electricity sales	(TWh)	40.28	42.58	5.7
2.80	3.05	2.55	(8.9)	Retail sales of refined products in Europe	(mmtonnes)	11.37	10.87	(4.4)

i	i	i
(a)	i	From July 1, 2012, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,492 cubic feet of gas (it was 1 barrel of oil = 5,550 cubic feet of gas). The effect on production has been 9 kboe/d. For further information see page 9.

Exploration & Production
In the fourth quarter of 2012, reported liquids and gas production was 1.747 mmboe/d (1.701 mmboe/d in 2012), calculated using the updated gas conversion coefficient of 1,000 cubic meters equivalent to 6.43 barrels (previously 6.36 barrels; see the methodology note on page 9 for further details). On a homogeneous basis, i.e. excluding the effect of the updating of the gas conversion coefficient, production grew by 3.6% in the quarter, and 7% in the whole year. Performance was sustained by the recovery of activities in Libya, the start-up/ramp-up of fields, particularly in Russia, and higher production in Iraq. These positive factors were partially offset by the shut down of production in the United Kingdom after the incident at the Elgin/Franklin field (Eni's interest 21.87%) operated by another oil major, force majeure events in Nigeria and mature field declines.

Gas & Power
In the fourth quarter of 2012, Eni’s gas sales of 25.08 bcm were 1.5% down compared to the fourth quarter of 2011.
When excluding gas sales made by Galp following Eni’s exit from the shareholders’ pact, gas sales were broadly in line with the same quarter of the previous year. In a scenario characterized by the contraction in European demand and intensified competitive pressure, Eni’s sales in Italy (10.15 bcm) increased by 9.1%, due to higher volumes sold on the VTP (Virtual Trading Point)/exchange (up 0.62 bcm) and to the wholesale segment (up 0.37 bcm). These increases were partially offset by lower demand from the power generation industry (down 0.20 bcm), which was affected by the fall in demand for electricity. Off-takes from Italian importers more than doubled in the quarter (up 0.45 bcm) after the resumption of supplies from Libya.
These increases were more than offset by the fall in European markets (down 1.56 bcm) attributable primarily to the Iberian Peninsula (down 0.67 bcm), as the reporting of sales made by Galp was discontinued, the UK/Northern Europe (down 0.28 bcm) and Turkey (down 0.22 bcm).
For the full year, gas sales (95.32 bcm) fell by 1.5% compared to the previous year. The fall in volumes in Italy in the first part of the year was offset by growth registered in the fourth quarter. Abroad, the fall (down 2.5%) is attributable to lower sales to Italian importers (down 15.7%) and declining volumes in main European markets (Benelux and the Iberian Peninsula). Sales on markets outside Europe increased (up 0.55 bcm), sustained by the positive trend in LNG sales in the Far East, in particular Japan.

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(6)	Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

Refining & Marketing
In the fourth quarter of 2012, the refining margin in the Mediterranean area remained volatile, following the same pattern as in previous quarters (the TRC Brent margin was at 2.54 $/barrel in line with the same quarter of 2011). The absolute margin level was unprofitable due to falling demand and excess capacity. Upward trends in raw material costs drove higher plant utility expenses. On yearly average, against the backdrop of a volatile market environment, the refining margin improved somewhat from 2011 (the TRC Brent margin was 4.83 $/barrel, up 2.77 $/barrel). Again, the overall margin level remained unprofitable due to weak fundamentals, including narrowing price differentials between light and heavy crudes.
In the fourth quarter of 2012, Eni marketed 1.8 million tonnes on the Italian retail network (7.83 million tonnes for the full year), 12.2% lower than the fourth quarter of 2011 (down 250 ktonnes; down approximately 530 ktonnes, or 6.3% for the full year), due to a steep decline in consumption and growing competitive pressure. These negative effects were offset by the contribution made by marketing initiatives which increased market share by 0.7 percentage points compared to 2011 (from 30.5% in 2011 to 31.2% in 2012).

Currency
Results of operations for the fourth quarter and the full year 2012 benefited from the appreciation of the dollar against the euro (up 3.8% in the quarter; up 7.7% over the year).

Business developments

In 2012 Eni laid the foundations for a new development phase of its oil&gas production. Over the intermediate and long-term we expect to achieve industry-leading growth by leveraging the extraordinary success of our exploration in the last four years, particularly in 2012, the almost completed recovery in Libya and a strong project pipeline.
In the Exploration & Production division, 2012 was a record for exploration, adding 3.64 billion boe of fresh resources to an already strong base. This was due to the massive volumes of natural gas discovered in Mozambique following appraisal works at the Mamba complex and the discovery of a new exploration play at Coral. Other significant success was achieved in core areas in Norway, Angola, Indonesia, Ghana and Pakistan. Eni’s portfolio was boosted with the acquisition of new exploration acreage in Kenya, Liberia, offshore Russia, Vietnam, Ukraine, Pakistan and China. Production benefited from the nearly complete recovery of production levels in Libya in spite of the complex transition phase the Country is undergoing following the revolution. The Gas & Power, Refining & Marketing and Chemical divisions due to their exposure to the European slowdown were adversely affected by a sharp fall in demand for energy commodities and competitive pressures. In those segments we have been intensifying the initiatives to restore our profitability against the backdrop of ongoing difficult market conditions and weak and volatile margins. In the Gas & Power division we are progressing in the process of renegotiating our supply contracts and implementing measures to optimize margins and mitigate the take-or-pay risk. In the Refining & Marketing division we have stepped up efficiency efforts at our refineries and succeeded in preserving our market share in the retail market. In the Chemical sector we are restructuring our loss-making plants and executing our strategy designed to increase the relative weight of the green chemistry business as well as higher margin businesses. All of our three downstream divisions are expanding outside Europe to seize opportunities in growing markets.

Exploration & Production
Mozambique
The exploration campaign executed in 2012 in the operated Area 4 offshore the Rovuma basin proved the Mamba gas complex to be a world class discovery. A total of 7 exploration and appraisal wells were drilled in the area, bringing in many successes including the identification of new, giant exploration plays at the Coral and Mamba North-East prospects, which are independent from Mamba’s structure. Eni estimates the full mineral potential of Area 4 at 75 Tcf of gas in place. Eni plans to drill at least other two wells to fully establish the upside potential of Area 4.
In December 2012, Eni signed an agreement with Anadarko Petroleum Corporation establishing basic principles for the coordinated development of common offshore activities in Area 4, operated by Eni and Area 1, operated by Anadarko. Furthermore, the two companies will jointly plan and construct onshore LNG liquefaction facilities in Northern Mozambique.

The Republic of Cyprus
In January 2013, Exploration and Production Sharing Contracts were signed with the Republic of Cyprus, for Blocks 2, 3 and 9 located in the Cypriot deep offshore portion of the Levantine basin, which encompass an area of around 12,530 square kilometers, thus marking the entry of Eni in the Country. Eni was awarded the three blocks whilst leading the consortium with an 80% interest.

Pakistan
In December 2012, Eni signed an agreement with the Pakistani Authorities and the state oil and gas company OGDCL for the acquisition of 25% and the operatorship of the Indus Block G exploration license. The contractual area is located offshore in ultra-deep waters and covers approximately 7,500 square kilometers.

Libya
Onshore exploration activity was resumed by drilling the A1-108/4 exploration well that will reach a total depth of approximately 4,420 meters. This is the first well of an onshore exploration campaign that will continue to 2013 marking a relevant step in the full recovery of Eni’s upstream activity in Libya.

Ghana
In August 2012, Eni and its partner Vitol signed a Memorandum of Understanding with the Government of Ghana and Ghana National Petrolium Corporation for the development and marketing of gas reserves discovered in the offshore Cape Three Points Block in the Tano basin operated by Eni (47.22% interest). In September 2012, as part of the ongoing exploration campaign in the Block, Eni made an oil discovery with the Sankofa East-1X well. Early in 2013 the Sankofa East 2A appraisal well was drilled and confirmed the extension of the oil accumulation made in the discovery well. Eni estimates the overall potential of the discovery to be around 450 million barrels of oil in place with recoverable resources of up to 150 million barrels. The data acquisition confirmed the hydraulic communication in the oil prone reservoir between the discovery and the appraisal well. Eni has immediately commenced plans for the commercial exploitation of the oil reserves.

Liberia
In August 2012, Eni acquired a 25% interest in three blocks offshore Liberia covering an area of 9,560 square kilometers at a maximum water depth of 3,000 meters. The joint venture is operated by another international oil company. This operation marks Eni’s entry into Liberia.

Kenya
In July 2012, Eni was awarded three product sharing contracts by the government of Kenya. The contracts relate to the L-21, L-23 and L-24 exploration blocks which are located in the deep and ultra-deep waters of the Lamu Basin covering an area of 35,000 square kilometers.

Vietnam
In June and July 2012, Eni acquired the operatorship (50% interest) of three exploration blocks located offshore Vietnam, in the Song Hong and Phu Khanh Basins. The three blocks cover approximately 21,000 square kilometers of acreage. These basins are estimated to contain 10% of Vietnam’s hydrocarbon resources, mainly gas. The Company plans to make significant investment to explore for hydrocarbons in the acquired acreage by drilling four wells. In January 2013 Eni and the Vietnamese national oil company PetroVietnam signed a Memorandum of Understanding for the development of business opportunities in Vietnam and abroad.

Karachaganak
On June 28, 2012, the international contractor companies of the final production sharing agreement of the giant Karachaganak gas-condensate field and the Republic of Kazakhstan closed a settlement agreement to all pending claims relating to the recovery of costs incurred to develop the field. The contractor companies divested 10% of their rights and interest in the project to Kazakhstan’s KazMunaiGas for a $1 billion net cash consideration ($325 million being Eni’s share). From the effective date, Eni’s interest in the Karachaganak project has been reduced to 29.25% from the 32.5% previously held. The agreement also included the allocation of an additional 2 million tonnes per year capacity in the Caspian Pipeline Consortium export pipeline (CPC) over the remaining life of the FPSA, which is expected to be fully operational within the next three years, as well as a final settlement on all tax and customs claims up to the end of 2009.

Ukraine
In June 2012, Eni signed a Share Purchase Agreement with Ukrainian state-owned National Joint Stock Company, Nak Nadra Ukrayny, and Cadogan Petroleum Plc to acquire a 50.01% interest and operatorship of the Ukrainian company Westgasinvest Llc which currently holds subsoil rights to nine unconventional (shale) gas license areas in the Lviv Basin of Ukraine. These licenses cover approximately 3,800 square kilometers of acreage.

Exploration success In addition to the above-mentioned exploration successes in Mozambique and the oil discovery in Ghana, it is worth mentioning that exploration activities performed well in:
-	Norway, with the oil and gas Skrugard and Havis discoveries, located in the PL532 (Eni’s interest 30%) license in the Barents Sea. Recoverable oil reserves are estimated to approximately 500 million barrels (100%);
-	Egypt, in the Meleiha license (Eni’s interest 56%) with (i) the important Emry Deep 1X discovery that was started up; (ii) the Rosa North 1X discovery, estimated to start-up in 2013. The short time to market of these discoveries is in line with Eni’s strategy to focus on fast track development of conventional and synergic oil;
-	Congo, with the hydrocarbon discovery of Nene Marine 1 located, in the offshore Marine XII license (Eni's interest 65%, operator). The appraisal of the discovery is expected in 2013;
-	Indonesia, with the gas discovery of Katak Biru, in the Muara Bakau license (Eni's interest 55%, operator), 30 km far from the Jangkrik Northern West discovery;
-	Angola, (i) in Block 15/06 (Eni’s interest 35%, operator), with the Vandumbu 1 oil discovery, within the West Hub project; (ii) in Block 2 (Eni’s interest 20%) with the condensates and gas Etele Tampa 7 well;
-	United States in Block Green Canyon 903 (Eni’s interest 12.25%) in the Gulf of Mexico with a successful outlining campaign of the Heidelberg discovery, increasing recoverable reserves to approximately 200 million barrels (100%);
-	Pakistan with a relevant gas discovery in the Exploration concession Badhra Area B (Eni's interest 40%, operator). The Badhra B North-1 exploration well was started up. The discovery is estimated to hold from 8.5 to 11.5 billion cubic meters of gas in place. A further outline of the discovery will require additional wells;
-	Nigeria, in Blocks Opl 282 (Eni’s interest 90%) and Opl 2009 (Eni’s interest 49%) with the oil discoveries at the Tinpa 1 field and Afiando 1 and 2 wells.

Start-up In line with production plans, the following fields were started up:
(i)	Menzel Ledjmet Est (MLE), located in Block 405b (Eni's interest 75%) in Algeria. A plant located in the field allows for the treatment of rich gas for the daily production and sale of 9 million cubic meters of gas, 15,000 barrels of oil and condensates and 12,000 barrels of LPG;
(ii)	the offshore field of Seth, located in the Ras El Barr concession (Eni's interest 50%) in Egypt. The field is expected to produce approximately 4.8 million cubic meters of gas per day, of which Eni’s equity is 1.7 million cubic meters (approximately 11 kboe/d) net to Eni;
(iii)	Kizomba satellites-Phase 1 (Eni's interest 20%) in Angola. A production peak of 72,000 barrels/d (12,000 net to Eni) is expected in 2013;
(iv)	OML119, Phase 2A in Nigeria with the drilling of two subsea production wells linked to an FPSO unit present in the area. Production peak is expected to reach 15,000 barrels/d;
(v)	Samburgskoye (Eni's interest 29.4%) in Siberia, through the start-up of the first two treatment trains flowing at a level of approximately 98 kboe/d (28 kboe/d, net to Eni). A production peak of 146 kboe/d (43 kboe/d net to Eni) is expected in 2016.

Gas & Power
Eni signed a trilateral agreement with Korea Gas Corporation and the Japanese company Chubu Electric Power Company for the sale of 28 loads of LNG (liquefied natural gas) corresponding to 1.7 million tonnes of LNG in the 2013-2017 period.

Refining & Marketing
In October 2012, the Green Refinery project was launched, which targets the conversion of the Venice plant into a "bio-refinery" to produce bio-fuels. The project will involve an estimated investment of approximately euro 100 million leveraging the Ecofining technology developed and licensed by Eni. Biofuel production will start from January 1, 2014 and will grow progressively as new facilities enter into operation. The new facilities to be built under the project will be completed in the first half of 2015.

Chemicals
In October 2012, Versalis, Eni’s chemical subsidiary, signed agreements to establish two joint ventures with major chemicals operators in South Korea and Malaysia to build and operate facilities for the production of elastomers incorporating Versalis proprietary technologies and know-how. These initiatives are part of Versalis strategy of international expansion in Asian markets with interesting growth prospect where Versalis can leverage on its technological and industrial leadership in elastomers.
In January 2013, Versalis signed a strategic partnership with Yulex for the manufacture of biorubber materials for consumer, medical and industrial markets and the construction of an industrial production complex in Southern Europe. The partnership will leverage on Yulex’s agronomical competencies and biorubber extraction technologies to boost Versalis’ green products portfolio.

Sale of Snam to Cassa Depositi e Prestiti
On October 15, 2012, after the occurrence of conditions precedent, including in particular, the Antitrust Authority approval, Eni finalized the sale to Cassa Depositi e Prestiti SpA ("CDP") of a stake of 30% less one share in the voting share capital of Snam. The transaction implemented the provisions of Law No. 27/2012, pursuant to which Eni was mandated to divest its controlling shareholding in Snam in accordance with the model of ownership unbundling and, via the implementing acts, required to fully divest its residual interests in Snam. The transaction covered 1,013,619,522 ordinary shares of Snam at a price of euro 3.47 a share yielding a capital gain through profit of euro 2.02 billion. Total consideration of the sale amounted to euro 3,517 million, 75% of which was paid within the balance sheet date. The residual amount of euro 879 million is expected to be paid no later than February 2013. The exclusion of Snam from consolidation effective from the fourth quarter 2012 allowed to reduce financial debt by euro 12.45 billion. Prior to the divestment, Snam had already reimbursed intercompany loans via third-party financing.
Including the sale of a further 5% interest in Snam made to institutional investors in July 2012, after the transaction with CDP, the residual interest of Eni in Snam is equal to 20.2% at the balance sheet date. This interest was classified as an available-for-sale financial instrument and measured at fair value corresponding to market prices which brought to profit a revaluation gain of euro 1,451 million at the price current at the transaction date of euro 3.5 a share with future changes in fair value recognized in equity.
In January 2013, Eni finalized the divestment of part of its interest in Snam with the placement of euro 1,250 million aggregate principal amount of senior, unsecured bonds, exchangeable into ordinary shares of Snam. The bonds have maturity of 3 years and pay a coupon of 0.625% per annum. The bonds will be exchangeable into Snam ordinary shares at an exchange price of euro 4.33 per Snam ordinary share, representing approximately a 20% premium to the Snam current reference price. Underlying the Bonds are approximately 288.7 million ordinary shares of Snam, corresponding to approximately 8.54% of the currently outstanding share capital of Snam. Changes in fair value of those shares will be reported through profit as opposed to equity based on the fair value option provided by IAS 39 from inception, i.e. the transaction date with CDP. Those changes were immaterial at the balance sheet date.

Divestment of Eni’s interest in Galp
The divestment of Eni’s interest in Galp Energia SGPS SA ("Galp") started with the agreements signed by Eni, Amorim Energia BV and Caixa Geral de Depositos SA and announced to the market on March 29, 2012, on which basis on July 20, 2012, Eni concluded the sale of 5% of the share capital of Galp to Amorim Energia. Following the sale Eni ceased to be part of the existing shareholders’ agreement governing Galp. The transaction covered 41.5 million shares at the price of euro 14.25 per share, for a total consideration of euro 582 million and a capital gain of euro 288 million registered in profit of the third quarter 2012.
Eni’s interest in Galp decreased to 28.34% and was stated as an available-for-sale financial asset which was measured at fair value represented by the market price of Galp which resulted in a gain of euro 865 million at the price current at the transaction date of euro 10.78 a share in the third quarter of 2012. In the third quarter subsequent changes in fair value of the interest were recognized in equity not considering the expected convertible bond emission on part of Galp shares. In the fourth quarter 2012, following the placement of a convertible bond as described below, management elected the fair value option for those shares underlying the bond. Consequently, changes in fair value of those shares have been recognized in profit and the previous gain reported in equity in the third quarter has been reclassified to profit including the update to market fair value as of the balance sheet date. As part of the March agreement, Eni has the right to sell up to 18% of Galp shares on the market (which could potentially increase by 2% if convertible bonds are issued).
On November 27, 2012, through an accelerated book-building procedure, Eni sold approximately 33.2 million shares of Galp, corresponding to 4% of its share capital at the price of euro 11.48 per share for a total consideration of approximately euro 381 million and a gain on divestment amounting to euro 23 million. Concurrently with the Equity Offering, Eni has completed the placement of approximately euro 1,028 million aggregate principal amount of senior, unsecured bonds, exchangeable into ordinary Galp shares. The bonds have maturity of 3 years and pay a coupon of 0.25% per annum. The bonds will be exchangeable into Galp ordinary shares at an exchange price of approximately euro 15.50 per share, representing a 35% premium to the Equity Offering placing price. Underlying the exchangeable bonds are approximately 66.3 million ordinary shares of Galp, corresponding to approximately 8% of the currently outstanding share capital of Galp. Changes in fair value of those shares were reported through profit as opposed to equity based on the fair value option provided by IAS 39 from inception, i.e. the transaction date with Amorim; considering the current price of Galp shares of euro 11.76 a share at period end, a revaluation gain of euro 65 million was recorded in profit which was partially offset by a negative change in the fair value of the bonds amounting to euro 26 million.

Outlook
Eni will host a strategy presentation on March 14, 2013 to outline the Company’s targets and strategies for the 2013-2016 four-year plan.
The 2013 outlook features the uncertainties that surround the global economic recovery, particularly in the Eurozone, and restraint shown by businesses and households in investments and consumption decisions. A number of factors will contribute to support the price of oil including ongoing geopolitical risk as well as improved balance between world demand and supplies of crude oil and oil products. For investment evaluation purposes and short-term financial projections, Eni assumes a full-year average price of $90 a barrel for the Brent crude benchmark. Management expects continuing weak conditions in the European gas, refining and marketing of fuels and chemicals sectors. Demand for energy commodities is anticipated to remain sluggish due to the economic stagnation; unit margins are exposed to competitive pressure and the risk of new increases in the costs of oil-based raw materials in an extremely volatile environment. In this scenario, the recovery of profitability in the Gas & Power, Refining & Marketing and Chemicals divisions will depend greatly on management actions to optimize operations and improve the cost position.

Management expects the key production and sales trends of Eni businesses to be as follows:
-	Production of liquids and natural gas: production is expected to grow compared to 2012 (1.701 million boe/day for 2012). The principal drivers will be the start-up of major projects, mainly Kashagan in Kazakhstan, Angola LNG and the gas assets in Algeria, as well as the ramp up of the fields started up in 2012, only partly offset by the decline in mature production;
-	Gas sales: natural gas sales are expected to be in line with 2012, excluding the impact of the Galp divestment (93.96 bcm in 2012, including consolidated sales and Eni share of the joint ventures, as well as upstream sales in Europe and the Gulf of Mexico). In a scenario of continuing weak demand and strong competition, management plans to retain the Company’s market share by leveraging improved costs in procurement and logistics, and effective commercial actions designed to upgrade service quality, targeted pricing and growth in the most remunerative segments. The international expansion in the LNG business is expected to continue by boosting the Company’s presence in the more lucrative Far East markets;
-	Refining throughputs on Eni’s account: in a scenario of stagnant consumption, volumes are expected to be substantially in line with those processed in 2012 (30.01 million tonnes in 2012). This projection assumes the restart of the Gela plant in June 2013 and the start up of the new EST technology conversion plant at Sannazzaro, as well as the shut down of the Venice plant to start the Green Refinery project;
-	Retail sales of refined products in Italy and the Rest of Europe: retail sales are expected to be in line with those of 2012 (10.87 million tonnes, 2012 total), net of the effect of the "riparti con Eni" marketing campaign which was executed in the summer of 2012. Management expects a modest fall in domestic retail volumes due to an anticipated contraction in domestic demand, the effect of which will be absorbed by the expected increase in sales in the Rest of Europe. In this intensely competitive context, management intends to preserve the Company’s market share in Italy by leveraging marketing initiatives to build loyalty and retain customers, the strength of the Eni brand with the completion of network rebranding, service excellence and development of the oil and non-oil offer;
-	Engineering & Construction: the profitability prospects of this business are expected to be adversely affected by the conclusion of highly-profitable projects, an anticipated slowdown in order acquisitions and the start of lower margin projects in the Onshore and Offshore Engineering and Construction businesses.

In 2013, management expects a capital budget in line with 2012 (euro 12.76 billion in capital expenditure and euro 0.57 billion in financial investments in 2012, excluding the Snam investments). In 2013 the company will be focused on the development of hydrocarbons reserves in Western and Northern Africa, Norway, Iraq and Venezuela, the exploration projects in Western Africa, Egypt, the United States and emerging areas, as well as optimization and selective growth initiatives in other sectors, the start-up of the Green Refinery works in Venice, and elastomers and green businesses in the Chemical sector in Porto Torres. Assuming a Brent price of $90 a barrel on average for the full year 2013, the ratio of net borrowings to total equity – leverage – is projected to be almost in line with the level achieved at the end of 2012, due to cash flows from operations and portfolio management.

This press release has been prepared on a voluntary basis in accordance with the best practices on the marketplace. It provides data and information on the Company’s business and financial performance for the fourth quarter and the full year 2012 (unaudited). In this press release results and cash flows are presented for the third and fourth quarter of 2012, the fourth quarter of 2011 and the full year 2012 and 2011.
Information on liquidity and capital resources relates to the end of the periods as of December 31 and September 30, 2012, and December 31, 2011. Tables contained in this press release are comparable with those presented in the management’s disclosure section of the Company’s annual report and interim report.
Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. The evaluation and recognition criteria applied in the preparation of this report are unchanged from those adopted for the preparation of the 2011 Annual Report.
In the fourth quarter of 2012, Snam and its subsidiaries have been excluded from consolidation in Eni’s Group accounts following the divestiture of a controlling stake to an Italian entity, Cassa Depositi e Prestiti ("CDP") on October 15, 2012. At the date of the transaction, the counterparty CDP holds a stake in Eni that allows for a significant influence on the latter and is subject, with Eni, to the Italian Ministry for Economy and Finance’s common control. Consequently, the transaction qualifies as material transaction with related parties, as the value of the transaction is above certain established thresholds applicable to sale transactions pursuant to the Consob Regulation (No. 17221 of March 12, 2010 as updated by Regulation 17389 of June 23, 2010) and the internal procedures adopted by the Company.
A full review of transaction is disclosed in the Information Statement, published on June 6, 2012 (and available at the Eni website www.eni.com) in application of the Consob Regulation No. 11971 of May 14, 1999 and later additions and modifications.
The divestment of a controlling stake in Snam complied with the provisions of the Italian Law on Liberalizations No. 27/2012 whereby Eni was mandated to divest its shareholding in Snam in accordance with the model of ownership unbundling, while the implementing acts established the complete divestment of any residual interest of Eni in Snam.
From the date the transaction was announced to the market in the second quarter 2012 (including a restatement of the first quarter 2012 results), the Italian regulated businesses managed by Snam have been reported as discontinued operations up to loss of control in accordance with the guidelines of IFRS 5, since they represented a major line of business. Assets and liabilities, results of operations and cash flow of the discontinued operations are reported separately from the Group’s continuing operations, including gains on disposal and revaluation of the residual interest. Accordingly, considering that Snam and its subsidiaries are fully consolidated in Eni’s accounts, results of the discontinued operations are those deriving from transactions with third parties and therefore profits earned by the discontinued operations on sales to the continuing operations are eliminated on consolidation from the discontinued operations and attributed to the continuing operations and vice versa. This representation does not indicate the profits earned by continuing or discontinued operations, as if they were standalone entities. Results of the previous reporting periods have been restated accordingly.

From July 1, 2012, as part of a regular reviewing procedure, Eni has updated the conversion rate of gas to 5,492 cubic feet of gas equals 1 barrel of oil (it was 5, 550 cubic feet of gas per barrel in previous reporting periods). This update reflected changes in Eni’s gas properties that took place in the last three years and was assessed by collecting data on the heating power of gas in all Eni’s gas fields currently on stream. The effect of this update on production expressed in boe for the fourth quarter of 2012 was 9 kboe/d. Other per-boe indicators were only marginally affected by the update (e.g. realization prices, costs per boe) and also negligible was the impact on depletion charges. Other oil companies may use different conversion rates.

Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

Disclaimer
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditure, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the fourth quarter of the year cannot be extrapolated on an annual basis. The Reserve Replacement Ratio is a measure used by management to indicate the extent to which production is replaced by proved oil and gas reserves. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The Reserve Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

* * *

Contacts
E-mail: segreteriasocietaria.azionisti@eni.com

Investor Relations
E-mail: investor.relations@eni.com
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficio.stampa@eni.com
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the fourth quarter and the full year 2012 (unaudited) is also available on the Eni web site eni.com.

Quarterly consolidated report Summary results[7] for the fourth quarter and the full year 2012
(euro million)

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	% Ch. IV Q. 12 vs. IV Q. 11	Full Year 2011	Full Year 2012	% Ch.

29,648	31,494	32,574	9.9	Net sales from operations - continuing operations	107,690	127,271	18.2
3,375	4,072	1,637	(51.5)	Operating profit - continuing operations	16,803	15,026	(10.6)
(136)	(491)	560		Exclusion of inventory holding (gains) losses	(1,113)	(17)
997	780	2,760		Exclusion of special items	1,540	4,744
				of which:
				- non recurring items	69
997	780	2,760		- other special items	1,471	4,744

4,236	4,361	4,957	17.0	Adjusted operating profit - continuing operations	17,230	19,753	14.6

				Breakdown by division:
4,213	4,331	4,862	15.4	Exploration & Production	16,075	18,518	15.2
(72)	(304)	41	..	Gas & Power	(247)	354	..
(268)	51	(9)	96.6	Refining & Marketing	(539)	(328)	39.1
(151)	(173)	(117)	22.5	Chemicals	(273)	(485)	(77.7)
390	386	317	(18.7)	Engineering & Construction	1,443	1,465	1.5
(69)	(41)	(80)	15.9	Other activities	(226)	(224)	0.9
(19)	(65)	(83)	..	Corporate and financial companies	(266)	(329)	(23.7)
212	176	26		Impact of unrealized intragroup profit elimination and other consolidation adjustments (a)	1,263	782

(373)	(126)	(190)		Net finance (expense) income (b)	(1,059)	(1,105)
325	364	82		Net income from investments (b)	1,179	915
(2,362)	(2,482)	(3,266)		Income taxes (b)	(9,437)	(11,692)

56.4	54.0	67.4		Tax rate (%)	54.4	59.8

1,826	2,117	1,583	(13.3)	Adjusted net profit - continuing operations	7,913	7,871	(0.5)

1,316	2,462	(1,964)	..	Net profit attributable to Eni’s shareholders - continuing operations	6,902	4,198	(39.2)
(70)	(293)	340		Exclusion of inventory holding (gains) losses	(724)	(23)
329	(392)	3,142		Exclusion of special items	760	2,953
				of which:
				- non-recurring (income) charges	69
329	(392)	3,142		- other special (income) charges	691	2,953

1,575	1,777	1,518	(3.6)	Adjusted net profit attributable to Eni’s shareholders - continuing operations	6,938	7,128	2.7
(35)	45		..	Adjusted net profit - discontinued operations	31	195	..
1,540	1,822	1,518	(1.4)	Adjusted net profit attributable to Eni’s shareholders	6,969	7,323	5.1

				Net profit attributable to Eni’s shareholders - continuing operations
0.36	0.68	(0.54)	..	per share (euro)	1.90	1.16	(38.9)
0.97	1.70	(1.40)	..	per ADR ($)	5.29	2.98	(43.7)
				Adjusted net profit attributable to Eni’s shareholders - continuing operations
0.43	0.49	0.42	(2.3)	per share (euro)	1.92	1.97	2.6
1.16	1.23	1.09	(6.0)	per ADR ($)	5.35	5.06	(5.4)
3,622.7	3,622.8	3,622.8		Weighted average number of outstanding shares (c)	3,622.6	3,622.8
2,811	1,909	2,169	(22.8)	Net cash provided by operating activities - continuing operations	13,763	12,418	(9.8)
366	(67)		..	Net cash provided by operating activities - discontinued operations	619	15	(97.6)
3,177	1,842	2,169	(31.7)	Net cash provided by operating activities	14,382	12,433	(13.6)

3,383	3,224	3,890	15.0	Capital expenditure - continuing operations	11,909	12,761	7.2

(a)	Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of the end of the period.
(b)	Excluding special items.
(c)	Fully diluted (million shares).

__________________

(7)	In the circumstances of discontinued operations, the International Financial Reporting Standards require that the profits earned by continuing and discontinued operations are those deriving from transactions external to the Group. Therefore, profits earned by the discontinued operations, in this case Snam operations, on sales to the continuing operations are eliminated on consolidation from the discontinued operations and attributed to the continuing operations and vice versa. This representation does not indicate the profits earned by continuing and Snam operations, as if they were stand alone entities, for past periods or likely to be earned in future periods. Results attributable to individual segments are not affected by this representation as reported on page 27.

Trading environment indicators

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	% Ch. IV Q. 12 vs. IV Q. 11	Full Year 2011	Full Year 2012	% Ch.

109.31	109.61	110.02	0.6	Average price of Brent dated crude oil (a)	111.27	111.58	0.3
1.348	1.250	1.297	(3.8)	Average EUR/USD exchange rate (b)	1.392	1.285	(7.7)
81.09	87.69	84.83	4.6	Average price in euro of Brent dated crude oil	79.94	86.83	8.6
2.52	7.96	2.54	0.8	Average European refining margin (c)	2.06	4.83	..
3.13	7.35	2.83	(9.6)	Average European refining margin Brent/Ural (c)	2.90	4.94	70.3
1.87	6.37	1.96	4.8	Average European refining margin in euro	1.48	3.76	..
8.92	9.00	10.49	17.6	Price of NBP gas (d)	9.03	9.48	5.0
1.5	0.4	0.2	(86.7)	Euribor - three-month euro rate (%)	1.4	0.6	(57.1)
0.5	0.4	0.3	(40.0)	Libor - three-month dollar rate (%)	0.3	0.4	33.3

(a)	In USD dollars per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.
(d)	In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

Group results
In the fourth quarter of 2012 Eni reported a net loss from continuing operations attributable to its shareholders amounting to euro 1,964 million (compared to a net profit of euro 1,316 million for the fourth quarter of 2011). The result was negatively impacted by the recognition of impairment losses of euro 2,856 million (euro 725 million in the fourth quarter of 2011), which were incurred at tangible and intangible assets, mostly in the gas marketing and refining businesses driven by a reduced profitability outlook on the back of the ongoing European downturn.
In addition a write-down of euro 1,030 million was recognized to reflect a lower likelihood that certain deferred tax assets of Italian subsidiaries can be recovered in future periods due to an expected reduction in taxable income generated in Italy, and as Eni has lost the availability of Snam taxable profit against which Italian tax assets can be utilized following the deconsolidation of Snam. Furthermore, 2011 net profit was boosted by a gain of euro 1,044 million recorded on the divestment of Eni’s interests in the international gas pipelines. These negatives were partially offset by an improved operating performance reported by the Exploration & Production division (up euro 378 million).

Overall, the Group net profit attributable to Eni’s shareholders amounted to euro 1,461 million (up euro 172 million from the fourth quarter of 2011, or 13.3%). This result included a capital gain on the divestment of a 30% stake in Snam to Cassa Depositi e Prestiti for a total amount of euro 2,019 million and the fair value revaluation of the residual interest (euro 1,451 million) with a total impact of euro 3,425 million (net of tax). These gains were both reported within discontinued operations8.

Net profit attributable to Eni’s shareholders from continuing operations for the full year 2012 decreased by euro 2,704 million to euro 4,198 million (down by 39.2%) from 2011. This trend reflected the impact of the drivers disclosed in the quarterly report. In addition, profit for the year reflected gains on the disposal of part of Eni’s interest in Galp, including the fair value revaluation of the residual interest as well as an extraordinary gain registered on Eni’s interest in Galp in the first quarter due to the Galp-Petrogal transaction, for an overall gain of euro 2.08. On the negative side, net profit reflected: (i) lower income from equity-accounted entities; (ii) higher net finance charges (down euro 161 million) relating to the negative impact of downward estimate revisions of certain discounted provisions due to a changed interest rate environment; and (iii) a higher consolidated tax rate due to the above-mentioned write-down of deferred tax assets at Italian subsidiaries and a shift from profit earned by associates to increased taxable income reported by the Exploration & Production division, subject to higher tax rates, that replaced the above mentioned lower profit from associates.

In 2012, net profit attributable to Eni’s shareholders including results from discontinued operations was euro 7,788 million (up 13.5% from 2011).

In the fourth quarter of 2012, adjusted operating profit from continuing operations was euro 4,957 million, up 17% from the fourth quarter of 2011 (euro 19,753 million for the full year, up 14.6%). Adjusted net profit attributable to Eni’s shareholders from continuing operations amounted to euro 1,518 million in the fourth quarter 2012, a decrease of euro 57 million from the corresponding period of the previous year (euro 7,128 million in the full year 2012, up 2.7% from 2011).

__________________

(8)	As provided by IFRS 5, net gains on the divestment of activities/assets previously accounted as "discontinued operations" are reported in the segment information as "discontinued operations".

Adjusted net profit was calculated by excluding an inventory holding loss amounting to euro 340 million (a gain of euro 23 million in the year) and special charges of euro 3,142 million in the quarter; and special charges of euro 2,953 million for the full year, both charges are stated net of exchange rate differences and exchange rate derivative instruments reclassified in operating profit (a loss of euro 115 million in the fourth quarter and of euro 79 million in the full year) as they mainly related to derivative transactions entered into to manage exposure to the exchange rate risk implicit in commodity pricing formulas. Special charges do not include that amount of the write-down taken at the deferred tax assets of Italian subsidiaries (euro 230 million) which remained in adjusted results and pertained deferred tax assets recorded in prior quarter of 2012.

Special charges in operating profit from continuing operations (euro 2,760 million in the fourth quarter and euro 4,744 million in the full year, respectively) mainly related to impairment losses of euro 2,856 million in the quarter (euro 4,029 million in the year) which were recorded to write down the book values of goodwill and other tangible and intangible assets to their lower value-in-use mainly in the gas marketing and the refining businesses. In performing the impairment review, management assumed a reduced profitability outlook in those businesses driven by a deteriorating European macroeconomic environment, volatility in commodity prices and margins, and rising competitive pressures. Other impairment losses were incurred at a number of oil&gas properties in the Exploration & Production division reflecting downward reserve revisions and a changed pricing environment, as well as marginal lines of business in the Chemical segment due to lack of profitability perspectives.
Other charges mainly related to: (i) extraordinary expenses and risk provisions of euro 945 million in the year (the amount of the fourth quarter was immaterial) incurred in connection with price revisions at long-term gas purchase contracts which were presented as special items given the contractual time span for price revisions expired in previous periods, including the one relating to the settlement of an arbitration proceeding with GasTerra; (ii) exchange rate differences and exchange rate derivative instruments reclassified as operating items (loss of euro 79 million and euro 115 million in the quarter and the full year, respectively); (iii) provisions for redundancy incentives (euro 64 million in the year) and environmental issues (euro 63 million in the year).
Special gains reported in both reporting periods included (i) the divestment of a 10% interest in the Karachaganak project to the Kazakh partner KazMunaiGas as part of the settlement agreement (euro 343 million); (ii) the divestment of a 9% interest in Galp (euro 311 million) which was realized in two different transactions. A 5% stake was sold in July 2012 to Amorim BV and a further 4% interest was sold through an accelerated book-building procedure in November 2012; (iii) the revaluation of the residual interest in Galp at market fair value through profit (euro 865 million); (iv) a capital increase made by Galp’s subsidiary Petrogal whereby a new shareholder, Sinopec, subscribed for its share of the capital increase by contributing a cash amount which was in excess of the net book value of the interest acquired (euro 835 million). In addition, special charges on income taxes include a portion of the Italian deferred tax assets write-down which was incurred at the opening balances of such deferred tax assets in the amount of approximately euro 800 million out of a global write-down of euro 1,030 million. Gains on the divestment of Eni’s interest in Snam were reported within discontinued operations, as described above.

Results by division
In the fourth quarter of 2012 the Group’s adjusted net profit was down by 3.6% from the fourth quarter of 2011 due to the improved performance reported by the Exploration & Production and Refining & Marketing divisions, offset by declines in the other segments, lower income from investments, a higher tax rate reflecting the higher taxable profit reported by the Exploration & Production division, as well as a write-down of deferred tax assets of Italian subsidiaries which were not presented as special charges albeit being a non-recurring item (euro 230 million).
For the full year 2012, adjusted net profit increased by 2.7%, reflecting an improved performance reported by the Exploration & Production division and the downstream businesses partly offset by lower income from investments, increasing taxable profit reported by the Exploration & Production division subject to higher tax rates, as well as a write-down of deferred tax assets of Italian subsidiaries not included as special charges.

Exploration & Production
In the fourth quarter of 2012, the Exploration & Production division reported a 15.4% increase in adjusted operating profit to euro 4,862 million (up 15.2% for the full year). The improvement was driven by an ongoing recovery in Libyan activities and the appreciation of the dollar over the euro (up by 3.8% and 7.7% respectively in the two reporting periods). Higher exploration costs were incurred due to increased activities as well as higher operating costs and depreciation charges in connection with new field start-ups/ramp-ups. Adjusted net profit amounted to euro 1,793 million in the fourth quarter and euro 7,425 million in the full year, up by 5.3% and 8.2%, respectively.

Refining & Marketing
In the fourth quarter of 2012, the Refining & Marketing division reported adjusted operating loss at minus euro 9 million with a significant decrease (down by euro 259 million) from the fourth quarter of 2011, reflecting efficiency gains and optimization measures, better profitability of conversion cycles as well as the better performance reported by the Marketing activity. These positives absorbed the impact of the ongoing demand downturn. Adjusted net profit increased by euro 151 million (from a loss of euro 128 million registered in the fourth quarter of 2011 to a profit of euro 23 million in the fourth quarter of 2012). In 2012, adjusted operating loss decreased by euro 211 million to euro 328 million, influenced by the recovery in refining margins. In the full year 2012, the adjusted net loss improved by euro 85 million (from minus euro 264 million to minus euro 179 million).

Gas & Power
In the fourth quarter of 2012, the Gas & Power division reported an adjusted operating profit of euro 41 million, reversing the loss of euro 72 million in the fourth quarter of 2011 (up by euro 113 million). This performance was driven by the Marketing activity (up euro 113 million) which benefited from the renegotiations of certain supply contracts and an ongoing recovery at Libyan supplies. These positives were partly offset by lower sales prices due to the current demand downturn in gas and electricity and strong competitive pressures. The international transport result (euro 75 million) was broadly in line with the same period of 2011. The Gas & Power division reported an adjusted net loss amounting to euro 86 million in the quarter (down by euro 162 million from the fourth quarter of 2011) due to lower income from equity-accounted entities which were impacted by the European recession, and lower income from Galp as Eni ceased to report its share of the investee’s results following loss of significant influence.
For the full year 2012, the Gas & Power division reverted to operating profit at euro 354 million, which was an improvement of euro 601 million from 2011. The Gas Marketing business improved by euro 702 million, driven by the benefits associated with supply contract renegotiations, including the recognition of better supply costs retroactive to the beginning of 2011. The business result was also boosted by an ongoing recovery at Libyan supplies. These positives were partly offset by the negative impact of falling gas demand and negative price revisions with certain long-term gas suppliers and customers; this was also due to the adverse outcome of certain arbitration proceedings.
International transport net profit decreased by euro 101 million from the full year 2011 due to the divestment of the international gas pipelines in 2011.

Engineering & Construction
The Engineering & Construction segment reported a lower adjusted operating profit, which was down by 18.7% in the fourth quarter of 2012 to euro 317 million (up by 1.5% for the full year to euro 1,465 million). The Engineering & Construction business was hit by a slowdown in activities and lower profitability of certain contracts which were affected by the current economic downturn. Adjusted net profit (euro 254 million) decreased by 8.3% compared to the fourth quarter 2011 (euro 1,109 million up by 1% in the full year).

Chemicals
In the fourth quarter of 2012, the Chemical division reported an adjusted operating loss of euro 117 million, an improvement of euro 34 million from the fourth quarter of 2011. The improved performance was mainly due to slightly better margins at cracking plants, which benefited from lower supply costs of oil-based feedstock influenced also by a positive currency effect.
In the full year 2012, the business reported sharply higher operating losses, which were up by euro 212 million compared with 2011. This negative performance was adversely impacted by weak commodity demand on the back of the economic downturn throughout the whole year and the unprofitable product margins of oil-based commodities which were squeezed by high crude oil costs, particularly in the first quarter of 2012.
The adjusted net loss for the fourth quarter of 2012 was euro 128 million, increasing by euro 7 million from the fourth quarter of 2011. In the full year 2012 the adjusted net loss amounted euro 395 million, almost doubling compared to 2011 (a loss of euro 189 million).

Summarized Group Balance Sheet[9]
(euro million)

Dec. 31, 2011	Sep. 30, 2012	Dec. 31, 2012	Change vs. Dec. 31, 2011	Change vs. Sep. 30, 2012

Fixed assets
Property, plant and equipment	73,578	63,865	63,466	(10,112)	(399)
Inventories - Compulsory stock	2,433	2,504	2,538	105	34
Intangible assets	10,950	6,102	4,487	(6,463)	(1,615)
Equity-accounted investments and other investments	6,242	7,926	9,350	3,108	1,424
Receivables and securities held for operating purposes	1,740	1,528	1,457	(283)	(71)
Net payables related to capital expenditure	(1,576)	(697)	(1,142)	434	(445)

	93,367	81,228	80,156	(13,211)	(1,072)
Net working capital
Inventories	7,575	9,435	8,478	903	(957)
Trade receivables	17,709	17,305	19,961	2,252	2,656
Trade payables	(13,436)	(13,145)	(15,064)	(1,628)	(1,919)
Tax payables and provisions for net deferred tax liabilities	(3,503)	(3,893)	(3,317)	186	576
Provisions	(12,735)	(13,660)	(13,603)	(868)	57
Other current assets and liabilities	281	2,121	2,374	2,093	253

	(4,109)	(1,837)	(1,171)	2,938	666
Provisions for employee post-retirement benefits	(1,039)	(988)	(982)	57	6
Discontinued operations and assets held for sale including related liabilities	206	5,455	155	(51)	(5,300)

CAPITAL EMPLOYED, NET	88,425	83,858	78,158	(10,267)	(5,700)

Eni shareholders’ equity	55,472	58,828	59,199	3,727	371
Non-controlling interest	4,921	5,413	3,514	(1,407)	(1,899)
Shareholders’ equity	60,393	64,241	62,713	2,320	(1,528)
Net borrowings	28,032	19,617	15,445	(12,587)	(4,172)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	88,425	83,858	78,158	(10,267)	(5,700)

Leverage	0.46	0.31	0.25	(0.21)	(0.06)

Fixed assets amounted to euro 80,156 million, representing a decrease of euro 13,211 million from December 31, 2011, reflecting the deconsolidation of Snam and its subsidiaries’ assets, following loss of control as part of the transaction with Cassa Depositi e Prestiti.
Capital expenditure incurred by continuing operations (euro 12,761 million) was offset by depreciation, depletion, amortization and impairment charges (euro 13,561 million). The item "Equity-accounted investments and other investments" increased by euro 3,108 million due to the increased book value of Eni’s residual interests in Snam and Galp which were reclassified as available-for-sale financial assets and initially measured at market fair value through profit at the date of loss of control and of the significant influence in the investees, and then re-measured at market fair value at the balance sheet date.
At the balance sheet date, the residual interest of 20.2% in Snam was substantially unchanged from the initial recognition value equal to euro 2,408 million.
Furthermore, the residual stake in Galp (an interest of 24.34%) was valued at euro 2,374 million, and included: (i) Eni's share of the gain on the capital increase made by Galp’s subsidiary Petrogal whereby a new shareholder, Sinopec, subscribed for its share of the capital increase by contributing a cash amount which was in excess of the net book value of the interest acquired (euro 835 million); (ii) the market fair value evaluation at the date of loss of significant influence (euro 865 million) and the remeasurement at market fair value at the balance sheet date (euro 198 million), net of the 5% interest sold to Amorim BV and the 4% interest sold through an accelerated book-building procedure, for a total amount of euro 652 million.
Net payables related to investing activities decreased following recognition of a receivable relating to the divestment of a 10% interest in the Karachaganak project to the Kazakh partner KazMunaiGas, amounting to euro 212 million as at the balance sheet date, as the first tranches were reimbursed as part of the settlement agreement.

Net working capital amounted to a negative euro 1,171 million, representing an increase of euro 2,938 million mainly due to an increased item "Other current assets, net" referring mainly to: (i) the deconsolidation of Snam; (ii) the payment of payables due to the Company’s gas suppliers which were recorded on the take-or-pay position accrued in 2012 including payment of outstanding receivables at the beginning of the year (approximately euro 500 million); (iii) increasing oil, gas and petroleum products inventories,

__________________

(9)	The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

driven by the impact of rising oil prices on inventories stated at the weighted average cost (up euro 903 million); (iv) the balance between trade receivables and payables (euro 624 million). These effects were partly offset by higher risk provisions (up euro 868 million) mainly accrued in connection with the price revision of gas contracts and estimate revisions caused by a reduction in interest rates used to discount the liabilities.

Shareholders’ equity including non controlling interest was euro 62,713 million, representing an increase of euro 2,320 million from December 31, 2011. This was due to comprehensive income for the period (euro 8,047 million) as a result of net profit (euro 8,673 million), the revaluation of Eni’s residual interests in Galp and Snam at market fair value through equity at period end (up euro 133 million and euro 8 million, respectively) as they were classified as an available-for-sale financial asset excluding those portions of interest revaluation that were recognized through profit as management elected the fair value option for the shares underlying convertible bonds in accordance with IFRS.
Shareholders’ equity was negatively impacted by foreign currency translation differences (euro 713 million).
In addition, total equity increased following the divestment of a 5% non-controlling interest in Snam to institutional investors that occurred in July 2012, i.e. before loss of control which also determined an increase in the Group’s equity as the transaction consideration was higher than the corresponding book value disposed of (euro 371 million). These additions were partly absorbed by dividend payments to Eni’s shareholders and non-controlling interests (for a total amount of euro 4,526 million) and by the impact on non-controlling interests following the deconsolidation of Snam (euro 1,602 million).

Summarized Group Cash Flow Statement[10]
(euro million)

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	Full Year 2011	Full Year 2012	Change

1,567	2,802	(1,899)	Net profit - continuing operations	7,877	4,941	(2,936)
			Adjustments to reconcile net profit to cash provided by operating activities:
2,963	1,562	5,274	- depreciation, depletion and amortization and other non monetary items	8,606	11,353	2,747
(1,089)	(369)	(139)	- net gains on disposal of assets	(1,176)	(878)	298
2,667	2,305	3,349	- dividends, interest, taxes and other changes	9,918	11,923	2,005
81	(1,708)	(1,377)	Changes in working capital related to operations	(1,696)	(3,378)	(1,682)
(3,378)	(2,683)	(3,039)	Dividends received, taxes paid, interest (paid) received	(9,766)	(11,543)	(1,777)

2,811	1,909	2,169	Net cash provided by operating activities - continuing operations	13,763	12,418	(1,345)
366	(67)		Net cash provided by operating activities - discontinued operations	619	15	(604)

3,177	1,842	2,169	Net cash provided by operating activities	14,382	12,433	(1,949)
(3,383)	(3,224)	(3,890)	Capital expenditure - continuing operations	(11,909)	(12,761)	(852)
(511)	(263)		Capital expenditure - discontinued operations	(1,529)	(756)	773
(3,894)	(3,487)	(3,890)	Capital expenditure	(13,438)	(13,517)	(79)
(140)	(207)	(56)	Investments and purchase of consolidated subsidiaries and businesses	(360)	(569)	(209)
1,578	902	4,342	Disposals	1,912	6,018	4,106
340	(20)	458	Other cash flow related to capital expenditure, investments and disposals	627	(136)	(763)

1,061	(970)	3,023	Free cash flow	3,123	4,229	1,106
(18)	299	(46)	Borrowings (repayment) of debt related to financing activities	41	(83)	(124)
(829)	3,273	(903)	Changes in short and long-term financial debt	1,104	5,947	4,843
(269)	(1,364)	(102)	Dividends paid and changes in non-controlling interest and reserves	(4,327)	(3,746)	581
14	(11)	(8)	Effect of changes in consolidation and exchange differences	10	(16)	(26)

(41)	1,227	1,964	NET CASH FLOW	(49)	6,331	6,380

Change in net borrowings
(euro million)

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	Full Year 2011	Full Year 2012	Change

1,061	(970)	3,023	Free cash flow	3,123	4,229	1,106
			Net borrowings of acquired companies		(2)	(2)
(192)		12,449	Net borrowings of divested companies	(192)	12,446	12,638
	9,904	(11,416)	Net borrowings of Snam reclassified as assets held for sale including related liabilities
(359)	(278)	218	Exchange differences on net borrowings and other changes	(517)	(340)	177
(269)	(1,364)	(102)	Dividends paid and changes in non-controlling interest and reserves	(4,327)	(3,746)	581
241	7,292	4,172	CHANGE IN NET BORROWINGS	(1,913)	12,587	14,500

__________________

(10)	Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Net cash provided by operating activities of continuing operations (euro 12,418 million) and proceeds from disposals of euro 6,018 million funded cash outflows relating to capital expenditure totaling euro 12,761 million and investments (euro 569 million) relating to the acquisition of Nuon in Belgium and joint venture projects, as well as dividend payments amounting to euro 4,379 million (of which euro 1,956 million relating to 2012 interim dividend and euro 1,884 million to the balance dividend for fiscal year 2011 to Eni’s shareholders and the remaining part related to other dividend payments to non-controlling interests). Disposals of assets mainly regarded the divestment of 30% interest less one share in Snam to Cassa Depositi e Prestiti (euro 3,517 million), two tranches of the interest in Galp for an overall amount of euro 963 million (a 5% interest sold to Amorim BV and a 4% sold through an accelerated book-building procedure), a 10% interest in the Karachaganak field (euro 500 million) and other non-strategic assets in the Exploration & Production division (euro 695 million). The proceeds on the divestment of an interest of 5% in Snam before loss of control to institutional investors (euro 612 million) were recognized as an equity transaction.
The decrease in consolidated net borrowings at December 31, 2012 from December 31, 2011 (down euro 12,587 million) was also driven by the deconsolidation of Snam net borrowings of euro 12,448 million, which entered finance arrangements with third-party lenders to reimburse intercompany loans.

Other information

Eni SpA parent company preliminary accounts for 2012
Eni’s Board of Directors also reviewed Eni SpA’s preliminary results for 2012 prepared in accordance with IFRSs. Net profit for the full year was euro 9,078 million (euro 4,212 million in 2011). The euro 4,866 million increase was mainly due to gains on the disposal of assets and higher dividends received by its subsidiaries, partly offset by lower operating performance reported by the Gas & Power and Refining & Marketing divisions and higher income taxes.

Investigation involving Saipem’s activities in Algeria
On November 26, 2012, Eni was informed of developments in the investigation involving Saipem’s activities in Algeria. At the same time, Saipem and then certain of the Company’s top managers were served a notice of commencement of investigation for alleged international corruption, in accordance to Law Decree No. 231/2001. Saipem also based on the recommendation of its parent company Eni SpA, has undertaken management changes and commenced internal audits which are currently ongoing. On February 7, 2013, the investigation has also been extended to Eni and certain of its top managers. Eni too has been served a notice of commencement of investigation, in accordance with Law Decree No. 231/2001. Eni although reiterating its non involvement in the matter, commenced its own internal audits with the view to act in a completely transparent manner. Based on its current knowledge of the facts and circumstances, management does not believe that a probable obligation for a reliably measurable amount has arisen in connection with these matters, and accordingly no provision has been recorded in Eni’s financial statements.

Started reorganization of Eni's downstream activities in 2012
Eni, in line with sector best practice, has started the reorganization of its downstream activities to best respond to market dynamics.
The change will involve the integration of the supply and portfolio optimization activities of Gas & Power and Refining & Marketing and the non-retail commercial sales activities of Gas & Power and Eni's commercial LNG activities (excluding upstream) in to the existing group Trading function to fully centralize and optimize Eni's commodity risk exposure.
The new business unit will be called Optimization & Trading and will be led by Marco Alvera'. The Gas & Power and Refining & Marketing division will continue to manage their remaining activities. In 2013 Eni will continue to monitor and report Gas & Power and Refining & Marketing activities in line with the Company's current set-up.

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries
Certain provisions have been enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of December 31, 2012, the provision of article No. 36 of Italian exchanges regulation in accordance with Italian continuing listing standards apply to Eni's subsidiaries Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc already mentioned in the quarterly report on the third quarter and the nine months of 2012, and to Eni Canada Holding Ltd. Eni has already adopted adequate procedures to ensure full compliance with the new regulation.

Financial and operating information by division for the fourth quarter and the full year 2012 is provided in the following pages.

Exploration & Production

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	% Ch. IV Q. 12 vs. IV Q. 11	Full Year 2011	Full Year 2012	% Ch.

RESULTS	(euro million)
7,936	8,736	9,249		Net sales from operations		29,121	35,881
4,169	4,361	4,547		Operating profit		15,887	18,451
44	(30)	315		Exclusion of special items:		188	67
49	1	458		- asset impairments		190	550
(35)	(62)	(129)		- gains on disposal of assets		(63)	(542)
		7		- risk provisions			7
29		(2)		- provision for redundancy incentives		44	6
(30)	1	(1)		- re-measurement gains/losses on commodity derivatives		1	1
13	1	4		- exchange differences and derivatives		(2)	(9)
18	29	(22)		- other		18	54
4,213	4,331	4,862		Adjusted operating profit		16,075	18,518
(58)	(61)	(59)		Net financial income (expense) (a)		(231)	(248)
176	234	(40)		Net income (expense) from investments (a)		624	436
(2,629)	(2,580)	(2,970)		Income taxes (a)		(9,603)	(11,281)
60.7	57.3	62.4		Tax rate (%)		58.3	60.3
1,702	1,924	1,793		Adjusted net profit		6,865	7,425

				Results also include:
1,876	2,122	2,495		- amortization and depreciation		6,440	8,535
				of which:
340	473	459		exploration expenditure		1,165	1,835
243	430	336		- amortization of exploratory drilling expenditures and other		820	1,457
97	43	123		- amortization of geological and geophysical exploration expenses		345	378

2,690	2,710	3,142		Capital expenditure		9,435	10,307
				of which:
525	621	403		- exploratory expenditure (b)		1,210	1,850

				Production (c) (d) (e)
896	891	912	1.8	Liquids (f)	(kbbl/d)	845	882	4.4
4,345	4,545	4,584	5.7	Natural gas	(mmcf/d)	4,085	4,501	9.5
1,678	1,718	1,747	n. m.	Total hydrocarbons	(kboe/d)	1,581	1,701	n. m.
1,678	1,709	1,738	3.6	Total hydrocarbons net of updating the natural gas conversion rate		1,581	1,692	7.0

				Average realizations
100.42	96.43	101.38	1.0	Liquids (f)	($/bbl)	102.11	102.58	0.5
7.13	6.72	7.48	4.8	Natural gas	($/mmcf)	6.48	7.12	9.9
72.58	69.48	74.04	2.0	Total hydrocarbons	($/boe)	72.26	73.39	1.6

				Average oil market prices
109.31	109.61	110.02	0.6	Brent dated	($/bbl)	111.27	111.58	0.3
81.09	87.69	84.83	4.6	Brent dated	(euro/bbl)	79.94	86.83	8.6
94.07	92.11	88.23	(6.2)	West Texas Intermediate	($/bbl)	95.05	94.14	(1.0)
3.31	2.90	3.39	2.4	Gas Henry Hub	($/mbtu)	3.99	2.75	(29.7)

(a)	Excluding special items.
(b)	Includes exploration bonuses.
(c)	Supplementary operating data is provided on page 45.
(d)	Includes Eni’s share of production of equity-accounted entities.
(e)	From July 1, 2012, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,492 cubic feet of gas (it was 1 barrel of oil = 5,550 cubic feet of gas). The effect on production has been 9 kboe/d. For further information see page 9.
(f)	Includes condensates.

Results
In the fourth quarter 2012, the Exploration & Production division reported an adjusted operating profit amounting to euro 4,862 million, representing an increase of euro 649 million from the fourth quarter 2011, up by 15.4%. This was driven by increased sales volumes on the back of the ongoing recovery in Libyan activities and, at a lower extent, the appreciation of the dollar over the euro (approximately euro 170 million). These positives were partly offset by higher exploration costs related to increasing exploration activities and higher operating costs and amortization charges related to new fields start-up/ramp-up.
Adjusted net profit for the quarter was euro 1,793 million, up euro 91 million, or 5.3%, from the fourth quarter 2011. This reflected an improved operating performance partly offset by lower income from investments and lower dividend payments from investment accounted for at cost, while the tax rate was up by approximately 2 percentage points due to a larger share of taxable profit reported in Countries with higher taxation.

For the full year 2012 the Exploration & Production segment recorded an adjusted operating profit of euro 18,518 million, up by euro 2,443 million from 2011, or 15.2%. The increase reflected the ongoing recovery in Libyan activities and the appreciation of the dollar over the euro (up by approximately euro 1,100 million), partly offset by higher exploration costs and development amortizations.

Special items excluded from adjusted operating profit amounted to euro 67 million for the full year 2012 and euro 315 million for the quarter and mainly related to: (i) impairment losses at proved and unproved properties (euro 550 million in the full year) that were driven by downward reserves revisions, price changes and revised profitability outlook mainly on certain gas assets in the United States and India and on an oil asset in Turkmenistan; (ii) a gain (euro 542 million) on the divestment of a 10% interest in the Karachaganak field to the Kazakh partner KazMunaiGas as part of the settlement agreement.

Adjusted net profit for the full year increased by euro 560 million to euro 7,425 million (up by 8.2%) from 2011 due to an improved operating performance partly offset by lower income from investments and a higher adjusted tax rate (up 2 percentage points).

Operating review

Eni reported liquids and gas production of 1,747 kboe/d for the fourth quarter 2012, representing an increase of 3.6% when excluding the effect of the revision of the gas conversion rate. The performance was driven by an ongoing recovery in Libyan production and the start-up and ramp-up of new fields in Russia and increased production in Iraq. These positives were partly offset by the temporary shutdown of the Elgin/Franklin field (Eni’s interest 21.87%) in the UK due to a gas leak, losses in Nigeria due to force majeure and mature field declines. The share of oil and natural gas produced outside Italy was 89% (89% in the fourth quarter 2011).
Liquids production (912 kbbl/d) increased by 16 kbbl/d, or 1.8%, due the ramp-up of Libyan production and growth registered at the Zubair field (Eni’s interest 32.8%) in Iraq. These positives were partly offset by lower production in Nigeria and in the United Kingdom and declines recorded mainly in Angola and Norway.
Natural gas production (4,584 mmcf/d) increased by 239 mmcf/d (up 5.7%) due to the ramp-up of Libyan operations and start-up in Russia. The main decreases were recorded in the United Kingdom, as described above, in Egypt and the United States due to mature field declines.

In the full year 2012 Eni reported liquids and gas production of 1,701 kboe/d, which represented an increase of 7% excluding the revision of the gas conversion rate. The performance was driven by an ongoing recovery in Libyan production and the start-up and ramp-up of new fields in Russia and Australia as well as growth registered in Iraq. These positives were partly offset by lower production in the United Kingdom and Nigeria following the driver described above in the quarter and mature field declines. The share of oil and natural gas produced outside Italy was 89% (88% in 2011).
Liquids production (882 kbbl/d) increased by 37 kbbl/d, or 4.4%, due the ramp up of Libyan production and organic growth. Production declined in the United Kingdom, Nigeria and Angola.
Natural gas production (4,501 mmcf/d) increased by 416 mmcf/d (up 9.5%) due to the ramp-up of Libyan operations and start-up in Russia. The main decreases were registered in the United Kingdom and the United States.

Estimated net proved reserves

Full Year 2011	Full Year 2012	% Ch.

Estimated net proved reserves (a)
Liquids	(mmbbl)	3,434	3,350	(2.4)
Natural Gas	(bcf)	20,282	20,957	3.3
Hydrocarbons	(mmboe)	7,086	7,166	1.1
of which:
Italy		707	524	(25.9)
Outside Italy		6,379	6,642	4.1
Estimated net proved developed reserves
Liquids	(mmbbl)	1,895	1,806	(4.7)
Natural Gas	(bcf)	10,416	9,389	(9.8)
Hydrocarbons	(mmboe)	3,770	3,516	(6.7)

(a)	Includes Eni’s share of proved reserves of equity-accounted entities.

Movements in Eni’s 2012 estimated proved reserves were as follows:

Estimated net proved reserves at December 31, 2011	(mmboe)	7,086

Extensions, discoveries and other additions, revisions of previous estimates, improved recovery and other factors		953
Production of the year		(623)

Organic reserve replacement ratio, before sales of mineral-in-place on a comparable basis	(%)	147

Sales of mineral-in-place		(250)

All sources reserve replacement ratio on a comparable basis	(%)	107

Estimated net proved reserves at December 31, 2012		7,166

Net additions to proved reserves booked in 2012 were 953 mmboe and included the impact of the gas conversion factor update (40 mmboe). These increases compared to production of the year yielded in an organic reserve replacement ratio (before sales) of 147% on a comparable basis, i.e. excluding the effect of the revision of the gas conversion rate.

Notwithstanding a Brent price confirmed at $111 a barrel, net additions pertaining to discoveries, extensions, improved recovery, revisions of previous estimates and other factors were partly offset by the unfavorable effect of movements in oil and gas prices on reserves entitlements in certain PSA’s and service contracts and in the economics of marginal productions (down 62 mmboe).

Sales of mineral-in-place were 250 mmboe and included mainly the divestment of Stogit (-139 mmboe), GALP (-38 mmboe), the change of participation interest in the Karachaganak field (-48 mmboe) and other non strategic assets (-25 mmboe).

In 2012 Eni achieved an all sources reserves replacement ratio of 107% on a comparable basis i.e. excluding the effect of the revision of the gas conversion rate. Reserves life index was 11.5 years (12.3 years in 2011).

The company will provide additional details relating to its 2012 reserves activity in its regular annual filing with Italian market authorities and the US SEC.

Gas & Power

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	% Ch. IV Q. 12 vs. IV Q. 11	Full Year 2011	Full Year 2012	% Ch.

RESULTS (*)	(euro million)
10,214	7,276	8,931		Net sales from operations		33,093	36,200
(197)	(764)	(1,815)		Operating profit		(326)	(3,221)
(49)	(314)	350		Exclusion of inventory holding (gains) losses		(166)	163
174	774	1,506		Exclusion of special items:		245	3,412
				of which:
154		1,645		- asset impairments		154	2,494
	(3)	1		- gains on disposal of assets			(3)
77	909	(155)		- risk provisions		77	831
		1		- environmental charges			(2)
31		1		- provision for redundancy incentives		34	5
(163)				- re-measurement gains/losses on commodity derivatives		45
66	(133)	(118)		- exchange differences and derivatives		(82)	(51)
9	1	131		- other		17	138
(72)	(304)	41		Adjusted operating profit		(247)	354
(147)	(354)	(34)		Marketing		(657)	45
75	50	75		International transport		410	309
7	16	6		Net finance income (expense) (a)		43	31
96	51	23		Net income from investments (a)		363	261
45	171	(156)		Income taxes (a)		93	(173)
..	..	..		Tax rate (%)		..	26.8
76	(66)	(86)		Adjusted net profit		252	473

74	43	97		Capital expenditure		192	225

				Natural gas sales	(bcm)
9.30	5.96	10.15	9.1	Italy		34.68	34.78	0.3
16.17	13.52	14.93	(7.7)	International sales		62.08	60.54	(2.5)
13.96	10.73	12.85	(8.0)	- Rest of Europe		52.98	51.02	(3.7)
1.46	2.08	1.36	(6.8)	- Extra European markets		6.24	6.79	8.8
0.75	0.71	0.72	(4.0)	- E&P sales in Europe and in the Gulf of Mexico		2.86	2.73	(4.5)
25.47	19.48	25.08	(1.5)	WORLDWIDE GAS SALES		96.76	95.32	(1.5)
				of which:
22.10	17.43	22.70	2.7	- Sales of consolidated subsidiaries		84.37	84.67	0.4
2.62	1.34	1.66	(36.6)	- Eni’s share of sales of natural gas of affiliates		9.53	7.92	(16.9)
0.75	0.71	0.72	(4.0)	- E&P sales in Europe and in the Gulf of Mexico		2.86	2.73	(4.5)
11.39	10.54	10.13	(11.1)	Electricity sales	(TWh)	40.28	42.58	5.7

(*)	G&P results include Marketing and International transport activities.
(a)	Excluding special items.

Results
In the fourth quarter of 2012, the Gas & Power division reported improved adjusted operating profit of euro 113 million (from an adjusted operating loss of euro 72 million in the fourth quarter of 2011 to an adjusted operating profit of euro 41 million in the fourth quarter of 2012). This reflected the better results achieved by the Marketing business (up euro 113 million) driven by the renegotiation of gas supply contracts which benefit related in part to the previous year and a recovery in Libyan supplies. These positives were partly offset by lower sale prices and declining sales volumes dragged down by falling demand and a weak trading environment.

The special charges excluded from adjusted operating profit amounted to euro 1,506 million in the fourth quarter of 2012 (euro 3,412 million for the full year 2012) and mainly included: (i) impairment losses of goodwill and other intangible assets amounting to euro 1,645 million (euro 2,494 million in the full year) which were mainly recorded at the European gas market cash generating unit. These impairment losses were recorded to write down the book value of those assets to their value-in-use. Management expectations pointed to a reduced profitability outlook in this business due to downward projections of demand growth, persistence of oversupplies in the gas market and rising competitive pressure adversely impacting selling prices and margins; (ii) exchange rate differences and exchange rates derivative instruments reclassified as operating items (a loss of euro 118 million in the quarter and euro 51 million in the full year).

Special charges for the full year also included extraordinary expenses and risk provisions of euro 831 million incurred in connection with price revisions at long-term gas purchase contracts which were presented as special items given the contractual time span for price revision expired in previous periods.

The Gas & Power division incurred an adjusted net loss of euro 86 million for the fourth quarter 2012, declining by euro 162 million from the fourth quarter 2011. In spite of a better operating performance, the loss was driven by sharply lower profit at equity-accounted entities, impacted by a weak gas market, while the share of profit at Galp was no longer reported due to loss of significant influence over the investee.

For the full year 2012 the Gas & Power division reported improved operating profit, up by euro 601 million (from a loss of euro 247 million reported in 2011 to a profit of euro 354 million). This was due to the Marketing business (up by euro 702 million), while the International Transport business reported lower results (down by euro 101 million, or 24.6%) due to the divestment of the Company’s interests in the entities engaged in the International Transport of gas from Northern Europe and Russia which were executed in 2011.

Against the backdrop of weak demand and strong competitive pressures, the Marketing performance was driven by the benefits of supply contracts renegotiations, certain of which were retroactive to the beginning of 2011 and a better gas supply mix following the recovery at Libyan supplies. The performance was also impacted by the negative effects of price revisions with certain long-term gas suppliers and customers; this was also due to the settlement of a number of arbitration proceedings, including the one relating to the definition of an arbitration proceeding with GasTerra.

Adjusted net profit for the full year 2012 was euro 473 million, an increase of euro 221 million from 2011 due to a better operating performance.

Operating review

NATURAL GAS SALES BY MARKET

(bcm)

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	% Ch. IV Q. 12 vs. IV Q. 11	Full Year 2011	Full Year 2012	% Ch.

9.30	5.96	10.15	9.1	ITALY	34.68	34.78	0.3
1.38	0.43	1.75	26.8	- Wholesalers	5.16	4.65	(9.9)
1.61	1.34	2.23	38.5	- Italian exchange for gas and spot markets	5.24	7.52	43.5
1.75	1.53	1.89	8.0	- Industries	7.21	6.93	(3.9)
0.27	0.03	0.27		- Medium-sized enterprises and services	0.88	0.81	(8.0)
0.78	0.71	0.58	(25.6)	- Power generation	4.31	2.55	(40.8)
1.89	0.34	1.92	1.6	- Residential	5.67	5.89	3.9
1.62	1.58	1.51	(6.8)	- Own consumption	6.21	6.43	3.5
16.17	13.52	14.93	(7.7)	INTERNATIONAL SALES	62.08	60.54	(2.5)
13.96	10.73	12.85	(8.0)	Rest of Europe	52.98	51.02	(3.7)
0.42	0.84	0.87	107.1	- Importers in Italy	3.24	2.73	(15.7)
13.54	9.89	11.98	(11.5)	- European markets	49.74	48.29	(2.9)
1.87	1.41	1.20	(35.8)	Iberian Peninsula	7.48	6.29	(15.9)
2.00	1.24	2.19	9.5	Germany/Austria	6.47	7.78	20.2
3.49	1.83	2.44	(30.1)	Benelux	13.84	10.31	(25.5)
0.74	0.15	0.63	(14.9)	Hungary	2.24	2.02	(9.8)
1.15	2.02	0.87	(24.3)	UK/Northern Europe	4.21	4.75	12.8
2.06	1.63	1.84	(10.7)	Turkey	6.86	7.22	5.2
1.78	1.37	2.44	37.1	France	7.01	8.36	19.3
0.45	0.24	0.37	(17.8)	Other	1.63	1.56	(4.3)
1.46	2.08	1.36	(6.8)	Extra European markets	6.24	6.79	8.8
0.75	0.71	0.72	(4.0)	E&P sales in Europe and in the Gulf of Mexico	2.86	2.73	(4.5)
25.47	19.48	25.08	(1.5)	WORLDWIDE GAS SALES	96.76	95.32	(1.5)

Sales of natural gas for the fourth quarter of 2012 were 25.08 bcm (including Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico).
When excluding gas sales made by Galp following Eni’s exit from the shareholders’ pact, gas sales were broadly in line with the same quarter of the previous year.

Sales volumes in the Italian market amounted to 10.15 bcm, an increase of 0.85 bcm, or 9.1%, from the fourth quarter of 2011. The positive performance was driven by increased sales at certain Italian spot exchanges (up 0.62 bcm), to wholesalers (up 0.37 bcm) and industrials customers (0.14 bcm) following the positive effects of commercial initiatives. These increases were partly offset by lower sales to the power generation sector (down 0.20 bcm) reflecting the ongoing economic downturn, while sales to residential customers were stable. Sales to importers in Italy more than doubled (up 0.45 bcm) due to the recovered availability of Libyan gas.

Sales in Europe posted a weak performance decreasing by 1.56 bcm, down 11.5%, mainly in the Iberian Peninsula (down 0.67 bcm) due to the exclusion of Galp sales following the loss of significant influence in the Company, in the UK/Northern Europe (down 0.28 bcm) due to the unavailability of gas as a result of an accident occurred at the Elgin/Franklin field and Turkey (down 0.22 bcm) due to lower off-takes by Botas. Lower gas sales in Benelux (down 1.05 bcm), mainly hub’ sales, were almost offset by higher sales in France (up 0.66 bcm) and Germany/Austria (up 0.19 bcm) due to effective marketing initiatives performed in the period.
Sales outside Europe declined by 0.10 bcm due to lower sales by subsidiaries.

Sales of natural gas for 2012 were 95.32 bcm, down 1.44 bcm, or 1.5%, from the previous year. Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico. Sales on the domestic market were almost in line with 2011 (up 0.10 bcm). Decreased sales to the power generation segment and to wholesalers (down 1.76 and 0.51 bcm, respectively) due to the ongoing economic downturn and to competitive pressure were mostly offset by higher sales at certain Italian spot exchanges (up 2.28 bcm).

Sales in Europe of 48.29 bcm declined slightly in the full year 2012 (down by 1.45 bcm, or 2.9%). Sales volumes decreased in Benelux (down 3.53 bcm) reflecting increased competitive pressure and the Iberian Peninsula (down 1.19 bcm) due to the exclusion of Galp sales. These positives were partly offset by higher sales recorded in France (up 1.35 bcm) and Germany/Austria (up 1.31 bcm) due to effective marketing initiatives performed.
Sales to importers to Italy declined by 0.51 bcm, or 15.7%, due to the expiration of certain supply contracts, partly offset by the recovered availability of Libyan gas.

Sales on markets outside Europe were on a positive trend (up 0.55 bcm) due to higher LNG sales in the Far East, mainly Japan.

In the fourth quarter of 2012, electricity sales declined by 11.1% to 10.13 TWh from the fourth quarter of 2011 (up 2.30 TWh, or 5.7% in 2012), due to lower volumes traded on the Italian power exchange partly offset by higher sales directed to customers in the free market, in particular wholesalers and medium-sized enterprises, in a context of weak demand for electricity in Italy.

Other performance indicators
Follows a breakdown of the pro-forma adjusted EBITDA by business:

(euro million)

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	% Ch. IV Q. 12 vs. IV Q. 11	Full Year 2011	Full Year 2012	% Ch.

301	(108)	237	(21.3)	Pro-forma adjusted EBITDA	949	1,314	38.5
174	(190)	126	(27.6)	Marketing	257	856	..
90				of which: +/(-) adjustment on commodity derivatives	44
127	82	111	(12.6)	International transport	692	458	(33.8)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit, which is also modified to take into account the impact associated with certain derivatives instruments as detailed below. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. In order to calculate the EBITDA pro-forma adjusted, the adjusted operating profit of the Marketing business has been modified to take into account the impact of the settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS. These are entered into by the Company in view of certain amounts of gas and electricity that the Company expects to supply at fixed prices during future periods. The impact of those derivatives has been allocated to the EBITDA pro-forma adjusted relating to the reporting periods during which those supplies at fixed prices are recognized. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power division, taking into account evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the divisional performance of Eni Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	% Ch. IV Q. 12 vs. IV Q. 11	Full Year 2011	Full Year 2012	% Ch.

RESULTS	(euro million)
13,257	17,113	16,093		Net sales from operations		51,219	62,707
(681)	454	(1,079)		Operating profit		(273)	(1,303)
(135)	(428)	293		Exclusion of inventory holding (gains) losses		(907)	(29)
548	25	777		Exclusion of special items:		641	1,004
437	8	645		- asset impairments		488	846
18		4		- gains on disposal of assets		10	5
3		62		- risk provisions		8	49
1	7	26		- environmental charges		34	40
71	2	(7)		- provision for redundancy incentives		81	19
1				- re-measurement gains/losses on commodity derivatives		(3)
3	2	5		- exchange differences and derivatives		(4)	(8)
14	6	42		- other		27	53
(268)	51	(9)		Adjusted operating profit		(539)	(328)
		(2)		Net finance income (expense) (a)			(4)
40	38	8		Net income (expense) from investments (a)		99	63
100	(38)	26		Income taxes (a)		176	90
..	42.7	..		Tax rate (%)		..	..
(128)	51	23		Adjusted net profit		(264)	(179)
359	192	360		Capital expenditure		866	842

				Global indicator refining margin
2.52	7.96	2.54	0.8	Brent dated	($/bbl)	2.06	4.83	134.5
1.87	6.37	1.96	4.8	Brent dated	(euro/bbl)	1.48	3.76	154.1
3.13	7.35	2.83	(9.6)	Brent/Ural	($/bbl)	2.90	4.94	70.3

				REFINING THROUGHPUTS AND SALES	(mmtonnes)
5.38	5.65	5.35	(0.6)	Refining throughputs of wholly-owned refineries		22.75	20.84	(8.4)
7.73	8.12	7.62	(1.4)	Refining throughputs on own account		31.96	30.01	(6.1)
6.45	6.74	6.34	(1.7)	- Italy		27.00	24.89	(7.8)
1.28	1.38	1.28		- Rest of Europe		4.96	5.12	3.2
2.80	3.05	2.55	(8.9)	Retail sales		11.37	10.87	(4.4)
2.05	2.24	1.80	(12.2)	- Italy		8.36	7.83	(6.3)
0.75	0.81	0.75		- Rest of Europe		3.01	3.04	1.0
3.46	3.25	3.17	(8.4)	Wholesale sales		13.20	12.58	(4.7)
2.48	2.20	2.18	(12.1)	- Italy		9.36	8.62	(7.9)
0.98	1.05	0.99	1.0	- Rest of Europe		3.84	3.96	3.1
0.11	0.10	0.11		Wholesale sales outside Europe		0.43	0.42	(2.3)

(a)	Excluding special items.

Results
In the fourth quarter of 2012, the Refining & Marketing division reported an adjusted operating loss of euro 9 million, markedly down from the year-earlier quarter (down 96.6%). This improvement was driven by efficiency gains and optimization measures, improved performance at less competitive refineries. These positives helped to mitigate continuing margin weakness and volatility, although the scenario was less adverse than the same quarter in the previous year due to better profitability of conversion cycles. In spite of a sharp reduction in refined products demand, the performance of the Marketing business fared better due to marketing initiatives and positive trends at the wholesale business in Italy benefiting from the reduced availability of certain products on the domestic market in the period (in particular bunkering and bitumen), as a consequence of the shutdown of certain refineries of some competitors.

Special charges excluded from adjusted operating loss amounted to euro 777 million and mainly related to impairment losses (euro 645 million) at refining plants due to management’s projections of unprofitable margins and lower future cash flows, risks provisions (euro 62 million) and environmental provisions (euro 26 million).

In the fourth quarter of 2012, adjusted net profit amounted to euro 23 million (compared to a loss of euro 128 million in the fourth quarter of 2011) mainly due to a higher operating performance.

The 2012 scenario was weighted down by a steep fall in fuel demand in Italy and continued deteriorating fundamentals in the refining activity amidst volatile margins, although refining margins recovered somewhat from a year ago. Against this backdrop, Eni’s Refining & Marketing division managed to limit operating losses to euro 328 million with a 39.1% reduction from 2011 (up euro 211 million). This result reflected better operating performances efficiency gains and reduced refinery downtime. Results posted by the Marketing activity were impacted by falling demand for fuel, high competitive pressure and increased expenses associated with certain marketing initiatives including a special discount on prices at the pump during the summer week-ends.

Special charges excluded from adjusted operating loss amounted to euro 1,004 million in the full year and mainly related to refinery impairment charges (euro 846 million), risk provisions (euro 49 million) and environmental provisions (euro 40 million).

Adjusted net loss declined by euro 85 million (from a loss of euro 264 million in 2011 to a loss of euro 179 million in 2012) due to the same drivers described as in the fourth quarter result.

Operating review

Eni’s refining throughputs for the fourth quarter of 2012 were 7.62 mmtonnes (30.01 mmtonnes in 2012), down 1.4% from the fourth quarter of 2011 (down 6.1% from 2011). In Italy, processed volumes decreased due to scheduled standstills in order to mitigate the negative impact of the trading environment mainly at the Taranto plant and the Gela refinery (where two production lines have been shut down since June 2012). These negatives were partly offset by higher volumes processed at the Venice (temporarily shut down from November 2011 to April 2012) and Sannazzaro refineries.

Outside Italy, Eni’s refining throughputs were basically stable in the quarter (1.28 mmtonnes). In the full year 2012, the 3.2% increase reflected higher throughputs in the Czech Republic after planned standstills at the Litvinov refinery in 2011.

Retail sales in Italy were 1.80 mmtonnes in the fourth quarter 2012 (7.83 mmtonnes in 2012) and declined by 0.25 mmtonnes, or 12.2%, from the corresponding year-ago period (down by 0.53 mmtonnes, or 6.3% in 2012). This decline was driven by sharply lower consumption of gasoil and gasoline and increased competitive pressure. In the fourth quarter of 2012 Eni’s market share decreased by 1.3 percentage points from the fourth quarter of 2011 (from 30.4% to 29.1%). The full-year market share increased by 0.7 percentage points (from 30.5% to 31.2%) benefiting from the commercial initiatives made in the third quarter of 2012.

Wholesale sales in Italy (2.18 mmtonnes in the quarter; 8.62 mmtonnes in the year) declined by approximately 0.30 mmtonnes, down 12.1%, from the same quarter of 2011 (down 7.9% in the year). Declines were recorded in gasoil and fuel oil, due to decreasing demand in the industrial segment, as well as in sales of jet fuel due to lower demand of aviation operators. Average market share in the fourth quarter of 2012 was 29.4% (30.2% in the fourth quarter of 2011). On a yearly basis, the average market share was 29.5% increasing by 0.9 percentage points from 2011.

Retail sales in the rest of Europe (0.75 mmtonnes in the quarter; 3.04 mmtonnes in the year) were almost in line with the fourth quarter of 2011, while increasing by 1% from 2011 in the full year 2012.

Wholesale sales in the rest of Europe (0.99 mmtonnes in the quarter; 3.96 mmtonnes in the year) increased by 1% from the third quarter of 2011 (up 3.1% from the full year 2011).

Summarized Group profit and loss account11

(euro million)

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	% Ch. IV Q. 12 vs. IV Q. 11	Full Year 2011	Full Year 2012	% Ch.

29,648	31,494	32,574	9.9	Net sales from operations	107,690	127,271	18.2
281	228	570	..	Other income and revenues	926	1,549	67.3
(23,823)	(25,307)	(26,244)	(10.2)	Operating expenses	(83,199)	(100,075)	(20.3)
				of which non-recurring income (charges)	(69)
217	190	24		Other operating income (expense)	171	(158)
(2,948)	(2,533)	(5,287)	(79.3)	Depreciation, depletion, amortization and impairments	(8,785)	(13,561)	(54.4)

3,375	4,072	1,637	(51.5)	Operating profit	16,803	15,026	(10.6)
(288)	(406)	(281)	2.4	Finance income (expense)	(1,146)	(1,307)	(14.0)
1,173	1,538	(51)	..	Net income from investments	2,123	2,881	(35.7)

4,260	5,204	1,305	(69.4)	Profit before income taxes	17,780	16,600	(6.6)
(2,693)	(2,402)	(3,204)	(19.0)	Income taxes	(9,903)	(11,659)	(17.7)
63.2	46.2	..		Tax rate (%)	55.7	70.2

1,567	2,802	(1,899)	..	Net profit - continuing operations	7,877	4,941	(37.3)
(48)	48	3,425	..	Net profit - discontinued operations	(74)	3,732	..
1,519	2,850	1,526	0.5	Net profit	7,803	8,673	11.1

1,289	2,483	1,461	13.3	Net profit attributable to Eni’s shareholders	6,860	7,788	13.5
1,316	2,462	(1,964)	..	- continuing operations	6,902	4,198	(39.2)
(27)	21	3,425	..	- discontinued operations	(42)	3,590	..

230	367	65	..	Net profit attributable to non-controlling interest	943	885	(6.2)
251	340	65	..	- continuing operations	975	743	(23.8)
(21)	27		..	- discontinued operations	(32)	142	..

1,316	2,462	(1,964)	..	Net profit attributable to Eni’s shareholders - continuing operations	6,902	4,198	(39.2)
(70)	(293)	340		Exclusion of inventory holding (gains) losses	(724)	(23)
329	(392)	3,142		Exclusion of special items	760	2,953
				of which:
				- Non-recurring income (charges)	69
329	(392)	3,142		- Other special income (charges)	691	2,953
1,575	1,777	1,518	(3.6)	Adjusted net profit attributable to Eni’s shareholders - continuing operations (a)	6,938	7,128	2.7

(a)	For a detailed explanation of adjusted operating profit and adjusted net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

__________________

(11)	In the circumstances of discontinued operations, the International Financial Reporting Standards requires that the profits earned by continuing and discontinued operations are those deriving from transactions external to the Group. Therefore, profits earned by the discontinued operations, in this case the Snam operations, on sales to the continuing operations are eliminated on consolidation from the discontinued operations and attributed to the continuing operations and vice versa. This representation does not indicate the profits earned by continuing or Snam operations, as if they were standalone entities, for past periods or likely to be earned in future periods. Results attributable to individual segments are not affected by this representation as reported at the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

Non-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly currency translation effects recorded through profit and loss are also reported within business segments’ adjusted operating profit.
The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (38% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.
As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivatives financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production division.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations.
Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit, adjusted net profit to reported operating profit and reported net profit see tables below.

(euro million)

Full Year 2012
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power (a)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	18,451	(3,221)	(1,303)	(683)	1,433	(345)	1,676	(302)	208	15,914	(1,676)	788	(888)	15,026
Exclusion of inventory holding (gains) losses		163	(29)	63					(214)	(17)				(17)

Exclusion of special items:
asset impairments	550	2,494	846	112	25			2		4,029				4,029
gains on disposal of assets	(542)	(3)	5	1	3		(22)	(12)		(570)	22		22	(548)
risk provisions	7	831	49	18		5		35		945				945
environmental charges		(2)	40				71	25		134	(71)		(71)	63
provision for redundancy incentives	6	5	19	14	7	11	2	2		66	(2)		(2)	64
re-measurement gains/losses on commodity derivatives	1			1	(3)					(1)				(1)
exchange differences and derivatives	(9)	(51)	(8)	(11)						(79)				(79)
other	54	138	53					26		271				271

Special items of operating profit	67	3,412	1,004	135	32	16	51	78		4,795	(51)		(51)	4,744

Adjusted operating profit	18,518	354	(328)	(485)	1,465	(329)	1,727	(224)	(6)	20,692	(1,727)	788	(939)	19,753
Net finance (expense) income (b)	(248)	31	(4)	(1)		(861)	(51)	(22)		(1,156)	51		51	(1,105)
Net income from investments (b)	436	261	63	2	55	99	38	(1)		953	(38)		(38)	915
Income taxes (b)	(11,281)	(173)	90	89	(411)	115	(712)		2	(12,281)	712	(123)	589	(11,692)

Tax rate (%)	60.3	26.8	..		27.0		41.5			59.9				59.8
Adjusted net profit	7,425	473	(179)	(395)	1,109	(976)	1,002	(247)	(4)	8,208	(1,002)	665	(337)	7,871

of which:
- Adjusted net profit of non-controlling interest										885			(142)	743
- Adjusted net profit attributable to Eni’s shareholders										7,323			(195)	7,128

Reported net profit attributable to Eni’s shareholders										7,788			(3,590)	4,198

Exclusion of inventory holding (gains) losses										(23)				(23)
Exclusion of special items										(442)			3,395	2,953

Adjusted net profit attributable to Eni’s shareholders										7,323			(195)	7,128

i	i	i
(a)	i	Following the divestment plan, Snam results are reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations.
(b)	i	Excluding special items.

(euro million)

Full Year 2011
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power (a)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	15,887	(326)	(273)	(424)	1,422	(319)	2,084	(427)	(189)	17,435	(2,084)	1,452	(632)	16,803
Exclusion of inventory holding (gains) losses		(166)	(907)	(40)						(1,113)				(1,113)

Exclusion of special items:
of which:
Non-recurring (income) charges				10				59		69				69
Other special (income) charges:	188	245	641	181	21	53	27	142		1,498	(27)		(27)	1,471
asset impairments	190	154	488	160	35		(9)	4		1,022	9		9	1,031
gains on disposal of assets	(63)		10		4	(1)	(4)	(7)		(61)	4		4	(57)
risk provisions		77	8			(6)		9		88				88
environmental charges			34	1			10	141		186	(10)		(10)	176
provision for redundancy incentives	44	34	81	17	10	9	6	8		209	(6)		(6)	203
re-measurement gains/losses on commodity derivatives	1	45	(3)		(28)					15				15
exchange differences and derivatives	(2)	(82)	(4)	3						(85)				(85)
other	18	17	27			51	24	(13)		124	(24)		(24)	100

Special items of operating profit	188	245	641	191	21	53	27	201		1,567	(27)		(27)	1,540

Adjusted operating profit	16,075	(247)	(539)	(273)	1,443	(266)	2,111	(226)	(189)	17,889	(2,111)	1,452	(659)	17,230
Net finance (expense) income (b)	(231)	43				(876)	19	5		(1,040)	(19)		(19)	(1,059)
Net income from investments (b)	624	363	99		95	1	44	(3)		1,223	(44)		(44)	1,179
Income taxes (b)	(9,603)	93	176	67	(440)	388	(918)	(1)	78	(10,160)	918	(195)	723	(9,437)

Tax rate (%)	58.3	..	..		28.6		42.2			56.2				54.4
Adjusted net profit	6,865	252	(264)	(206)	1,098	(753)	1,256	(225)	(111)	7,912	(1,256)	1,257	1	7,913

of which:
- Adjusted net profit of non-controlling interest										943			32	975
- Adjusted net profit attributable to Eni’s shareholders										6,969			(31)	6,938

Reported net profit attributable to Eni’s shareholders										6,860			42	6,902

Exclusion of inventory holding (gains) losses										(724)				(724)
Exclusion of special items										833			(73)	760

- non-recurring (income) charges										69				69
- other special (income) charges										764			(73)	691

Adjusted net profit attributable to Eni’s shareholders										6,969			(31)	6,938

i	i	i
(a)	i	Following the divestment plan, Snam results are reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations.
(b)	i	Excluding special items.

(euro million)

Fourth Quarter 2012
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power (a)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	4,547	(1,815)	(1,079)	(323)	306	(89)	(108)	198	1,637		1,637
Exclusion of inventory holding (gains) losses		350	293	89				(172)	560		560

Exclusion of special items:
asset impairments	458	1,645	645	104	4				2,856		2,856
gains on disposal of assets	(129)	1	4	1	3				(120)		(120)
risk provisions	7	(155)	62	18		2	31		(35)		(35)
environmental charges		1	26	(1)			(9)		17		17
provision for redundancy incentives	(2)	1	(7)		5	2	1
re-measurement gains/losses on commodity derivatives	(1)			1	(1)				(1)		(1)
exchange differences and derivatives	4	(118)	5	(6)					(115)		(115)
other	(22)	131	42			2	5		158		158

Special items of operating profit	315	1,506	777	117	11	6	28		2,760		2,760

Adjusted operating profit	4,862	41	(9)	(117)	317	(83)	(80)	26	4,957		4,957
Net finance (expense) income (b)	(59)	6	(2)			(133)	(2)		(190)		(190)
Net income from investments (b)	(40)	23	8	1	21	70	(1)		82		82
Income taxes (b)	(2,970)	(156)	26	(12)	(84)	(61)		(9)	(3,266)		(3,266)

Tax rate (%)	62.4	..	..		24.9				67.4		67.4
Adjusted net profit	1,793	(86)	23	(128)	254	(207)	(83)	17	1,583		1,583

of which:
- Adjusted net profit of non-controlling interest									65		65
- Adjusted net profit attributable to Eni’s shareholders									1,518		1,518

Reported net profit attributable to Eni’s shareholders									1,461	(3,425)	(1,964)

Exclusion of inventory holding (gains) losses									340		340
Exclusion of special items									(283)	3,425	3,142

Adjusted net profit attributable to Eni’s shareholders									1,518		1,518

i	i	i
(a)	i	Following the divestment plan, Snam results are reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations.
(b)	i	Excluding special items.

(euro million)

Fourth Quarter 2011
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power (a)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	4,169	(197)	(681)	(297)	398	(46)	523	(183)	(203)	3,483	(523)	415	(108)	3,375
Exclusion of inventory holding (gains) losses		(49)	(135)	48						(136)				(136)

Exclusion of special items:
asset impairments	49	154	437	81	11		(1)	(6)		725	1		1	726
gains on disposal of assets	(35)		18			(1)	(9)	(5)		(32)	9		9	(23)
risk provisions		77	3			4	(21)	10		73	21		21	94
environmental charges			1	1			6	115		123	(6)		(6)	117
provision for redundancy incentives	29	31	71	13	8	(4)	1	6		155	(1)		(1)	154
re-measurement gains/losses on commodity derivatives	(30)	(163)	1		(27)					(219)				(219)
exchange differences and derivatives	13	66	3	3						85				85
other	18	9	14			28	24	(6)		87	(24)		(24)	63

Special items of operating profit	44	174	548	98	(8)	27		114		997				997

Adjusted operating profit	4,213	(72)	(268)	(151)	390	(19)	523	(69)	(203)	4,344	(523)	415	(108)	4,236
Net finance (expense) income (b)	(58)	7				(323)		1		(373)				(373)
Net income from investments (b)	176	96	40	(1)	16	1	7	(3)		332	(7)		(7)	325
Income taxes (b)	(2,629)	45	100	31	(129)	200	(231)	(1)	81	(2,533)	231	(60)	171	(2,362)

Tax rate (%)	60.7	..	..		31.8		43.6			58.9				56.4
Adjusted net profit	1,702	76	(128)	(121)	277	(141)	299	(72)	(122)	1,770	(299)	355	56	1,826

of which:
- Adjusted net profit of non-controlling interest										230			21	251
- Adjusted net profit attributable to Eni’s shareholders										1,540			35	1,575

Reported net profit attributable to Eni’s shareholders										1,289			27	1,316

Exclusion of inventory holding (gains) losses										(70)				(70)
Exclusion of special items										321			8	329

Adjusted net profit attributable to Eni’s shareholders										1,540			35	1,575

i	i	i
(a)	i	Following the divestment plan, Snam results are reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations.
(b)	i	Excluding special items.

(euro million)

Third Quarter 2012
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power (a)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	4,361	(764)	454	(130)	387	(69)	602	(48)	(411)	4,382	(602)	292	(310)	4,072
Exclusion of inventory holding (gains) losses		(314)	(428)	(44)					295	(491)				(491)

Exclusion of special items:
asset impairments	1		8							9				9
gains on disposal of assets	(62)	(3)			(1)		(19)	(1)		(86)	19		19	(67)
risk provisions		909				3				912				912
environmental charges			7				60			67	(60)		(60)	7
provision for redundancy incentives			2	5	1	1	1			10	(1)		(1)	9
re-measurement gains/losses on commodity derivatives	1				(1)
exchange differences and derivatives	1	(133)	2	(4)						(134)				(134)
other	29	1	6					8		44				44

Special items of operating profit	(30)	774	25	1	(1)	4	42	7		822	(42)		(42)	780

Adjusted operating profit	4,331	(304)	51	(173)	386	(65)	644	(41)	(116)	4,713	(644)	292	(352)	4,361
Net finance (expense) income (b)	(61)	16				(81)	(60)			(186)	60		60	(126)
Net income from investments (b)	234	51	38		12	29	15			379	(15)		(15)	364
Income taxes (b)	(2,580)	171	(38)	49	(95)	(6)	(266)		48	(2,717)	266	(31)	235	(2,482)

Tax rate (%)	57.3	..	..		23.9		44.4			55.4				54.0
Adjusted net profit	1,924	(66)	51	(124)	303	(123)	333	(41)	(68)	2,189	(333)	261	(72)	2,117

of which:
- Adjusted net profit of non-controlling interest										367			(27)	340
- Adjusted net profit attributable to Eni’s shareholders										1,822			(45)	1,777

Reported net profit attributable to Eni’s shareholders										2,483			(21)	2,462

Exclusion of inventory holding (gains) losses										(293)				(293)
Exclusion of special items										(368)			(24)	(392)

Adjusted net profit attributable to Eni’s shareholders										1,822			(45)	1,777

i	i	i
(a)	i	Following the divestment plan, Snam results are reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations.
(b)	i	Excluding special items.

Breakdown of Eni Group’s special items

(euro million)

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	Full Year 2011	Full Year 2012

			Non-recurring charges (income)	69
			of which:
			- settlement/payments on Antitrust and other Authorities proceedings	69
997	822	2,760	Other special items	1,498	4,795
725	9	2,856	asset impairments	1,022	4,029
(32)	(86)	(120)	gains on disposal of assets	(61)	(570)
73	912	(35)	risk provisions	88	945
123	67	17	environmental charges	186	134
155	10		provisions for redundancy incentives	209	66
(219)		(1)	re-measurement gains/losses on commodity derivatives	15	(1)
85	(134)	(115)	exchange rate differences and derivatives	(85)	(79)
87	44	158	other	124	271

997	822	2,760	Special items of operating profit	1,567	4,795

(85)	280	91	Net finance (income) expense	87	202
			of which:
(85)	134	115	exchange rate differences and derivatives	85	79
(857)	(1,174)	(3,337)	Net income from investments	(883)	(5,408)
			of which:
(1,118)	(309)	(2,042)	- gains on disposal of interests	(1,118)	(3,189)
			of which:
(1,044)			International Transport	(1,044)
	(288)	(23)	Galp		(1,146)
		(2,019)	Snam		(2,019)
	(865)	(1,451)	- revaluation gains		(2,316)
			of which:
			Galp		(865)
		(1,451)	Snam		(1,451)
191		156	- impairments of equity investments	191	156
266	(296)	203	Income taxes	62	(31)
			of which:
		803	impairment of deferred tax assets of Italian subsidiaries		803
552			deferred tax adjustment Congo	552
(80)	91	40	re-allocation of tax impact on intercompany dividends and other special items	(31)	147
(206)	(387)	(640)	taxes on special items of operating profit	(459)	(981)

321	(368)	(283)	Total special items of net profit	833	(442)

Analysis of Profit and Loss account items of continuing operations

Net sales from operations

(euro million)

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	% Ch. IV Q. 12 vs. IV Q. 11	Full Year 2011	Full Year 2012	% Ch.

7,936	8,736	9,249	16.5	Exploration & Production	29,121	35,881	23.2
10,214	7,276	8,931	(12.6)	Gas & Power	33,093	36,200	9.4
13,257	17,113	16,093	21.4	Refining & Marketing	51,219	62,707	22.4
1,343	1,644	1,533	14.1	Chemicals	6,491	6,418	(1.1)
3,228	3,467	3,291	2.0	Engineering & Construction	11,834	12,771	7.9
21	16	42	100.0	Other activities	85	119	40.0
398	345	360	(9.5)	Corporate and financial companies	1,365	1,369	0.3
140	8	88	..	Impact of unrealized intragroup profit elimination	(54)	(75)	..
(6,889)	(7,111)	(7,013)		Consolidation adjustment	(25,464)	(28,119)
29,648	31,494	32,574	9.9		107,690	127,271	18.2

Operating expenses

(euro million)

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	% Ch. IV Q. 12 vs. IV Q. 11	Full Year 2011	Full Year 2012	% Ch.

22,581	24,129	25,039	10.9	Purchases, services and other	78,795	95,417	21.1
				of which:
				- non-recurring (income) charges	69
196	979	(12)		- other special items	266	1,014
1,242	1,178	1,205	(3.0)	Payroll and related costs	4,404	4,658	5.8
				of which:
154	9			- provision for redundancy incentives	203	64
23,823	25,307	26,244	10.2		83,199	100,075	20.3

Depreciation, depletion, amortization and impairments

(euro million)

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	% Ch. IV Q. 12 vs. IV Q. 11	Full Year 2011	Full Year 2012	% Ch.

1,828	2,121	2,040	11.6	Exploration & Production	6,251	7,988	27.8
104	104	96	(7.7)	Gas & Power	413	405	(1.9)
89	81	86	(3.4)	Refining & Marketing	351	332	(5.4)
23	22	24	4.3	Chemicals	90	89	(1.1)
164	186	181	10.4	Engineering & Construction	596	683	14.6
		1		Other activities	2	1
21	17	15	(28.6)	Corporate and financial companies	75	65	(13.3)
(6)	(7)	(6)		Impact of unrealized intragroup profit elimination	(23)	(25)
2,223	2,524	2,437	9.6	Total depreciation, depletion and amortization	7,755	9,538	23.0

725	9	2,850	..	Impairments	1,030	4,023	..

2,948	2,533	5,287	79.3		8,785	13,561	54.4

Net income from investments

(euro million)

Fourth Quarter of 2012	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other activities	Group

Share of gains (losses) from equity-accounted investments	88	255	40	55		438
Dividends	346	5	51		29	431
Net gains on disposal	11	28		(1)	311	349
Other income (expense), net	(48)	(111)	51		1,771	1,663

	397	177	142	54	2,111	2,881

Income taxes

(euro million)

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	Full Year 2011	Full Year 2012	Change

			Profit before income taxes
(417)	510	(1,783)	Italy	694	(723)	(1,417)
4,677	4,694	3,088	Outside Italy	17,086	17,323	237
4,260	5,204	1,305		17,780	16,600	(1,180)
			Income taxes
(296)	(190)	840	Italy	227	948	721
2,989	2,592	2,364	Outside Italy	9,676	10,711	1,035
2,693	2,402	3,204		9,903	11,659	1,756
			Tax rate (%)
71.0	(37.3)	..	Italy	32.7	..	..
63.9	55.2	..	Outside Italy	56.6	61.8	5.2
63.2	46.2	..		55.7	70.2	14.5

Adjusted net profit by division

(euro million)

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	% Ch. IV Q. 12 vs. IV Q. 11	Full Year 2011	Full Year 2012	% Ch.

1,702	1,924	1,793	5.3	Exploration & Production	6,865	7,425	8.2
76	(66)	(86)	..	Gas & Power	252	473	87.7
(128)	51	23	118.0	Refining & Marketing	(264)	(179)	32.2
(121)	(124)	(128)	(5.8)	Chemicals	(206)	(395)	(91.7)
277	303	254	(8.3)	Engineering & Construction	1,098	1,109	1.0
(72)	(41)	(83)	(15.3)	Other activities	(225)	(247)	(9.8)
(141)	(123)	(207)	(46.8)	Corporate and financial companies	(753)	(976)	(29.6)
233	193	17		Impact of unrealized intragroup profit elimination (a)	1,146	661
1,826	2,117	1,583	(13.3)		7,913	7,871	(0.5)
				Attributable to:
1,575	1,777	1,518	(3.6)	- Eni’s shareholders	6,938	7,128	2.7
251	340	65	(74.1)	- Non-controlling interest	975	743	(23.8)

i	i	i
(a)	i	This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from finance debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)

Dec. 31, 2011	Sep. 30, 2012	Dec. 31, 2012	Change vs. Dec. 31, 2011	Change vs. Sep. 30, 2012

Total debt	29,597	25,582	24,463	(5,134)	(1,119)
Short-term debt	6,495	6,325	5,184	(1,311)	(1,141)
Long-term debt	23,102	19,257	19,279	(3,823)	22
Cash and cash equivalents	(1,500)	(5,867)	(7,831)	(6,331)	(1,964)
Securities held for non-operating purposes	(37)	(23)	(34)	3	(11)
Financing receivables for non-operating purposes	(28)	(75)	(1,153)	(1,125)	(1,078)

Net borrowings	28,032	19,617	15,445	(12,587)	(4,172)

Shareholders’ equity including non-controlling interest	60,393	64,241	62,713	2,320	(1,528)
Leverage	0.46	0.31	0.25	(0.21)	(0.06)

Bonds maturing in 18-months period starting on December 31, 2012

(euro million)
Issuing entity	Amount at December 31, 2012 (a)

Eni Finance International SA	186
Eni SpA	2,865

3,051

(a)	Amounts include interest accrued and discount on issue.

Bonds issued in 2012 (guaranteed by Eni SpA)

Issuing entity	Nominal amount (million)	Currency	Amounts at Dec. 31, 2012 (a) (euro million)	Maturity	Rate	%

Eni Finance International SA	70	EUR	71	2032	fixed	4.00
Eni SpA	1,000	EUR	1,033	2020	fixed	4.25
Eni SpA	750	EUR	760	2019	fixed	3.75
Eni SpA	1,028	EUR	990	2015	fixed	0.25

			2,854

(a)	Amounts include interest accrued and discount on issue.

Discontinued operations

Main financial data of discontinued operations are provided below.

Snam - Results of operations and liquidity from third-party transactions

(euro million)

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	Full Year 2011	Full Year 2012

459	575		Net sales from operations	1,906	1,886
(351)	(265)		Operating expenses	(1,274)	(998)
108	310		Operating profit	632	888
(2)	(60)		Finance income (expense)	17	(51)
117	265		Profit before gains on disposal of assets	697	875
		2,019	Gains on disposal		2,019
		1,451	Gains on revaluation		1,451
117	265	3,470	Profit before income taxes	697	4,345
(165)	(217)		Income taxes	(771)	(568)
		(45)	Taxation on gains on disposal of assets		(45)
(48)	48	3,425	Net profit	(74)	3,732
			of which:
(27)	21	3,425	- Eni’s shareholders	(42)	3,590
(21)	27		- Non-controlling interest	(32)	142
	0.01	0.95	Net profit per share		0.99
59	9,904		Net borrowings		11,416
366	(67)		Cash provided by operating activities	619	15
(463)	(343)		Cash provided by investing activities	(1,516)	(1,004)
(150)	9,882		Cash provided by financing activities	(356)	11,172
511	263		Capital expenditure	1,529	756

Snam - Results of operations and liquidity from third-party and intercompany transactions

(euro million)

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	Full Year 2011	Full Year 2012

944	891		Net sales from operations	3,662	2,754
(421)	(289)		Operating expenses	(1,578)	(1,078)
523	602		Operating profit	2,084	1,676
(160)	(142)		Finance income (expense)	(497)	(376)
374	475		Profit before gains on disposal of assets	1,635	1,338
		2,019	Gains on disposal		2,019
		1,451	Gains on revaluation		1,451
374	475	3,470	Profit before income taxes	1,635	4,808
(165)	(217)		Income taxes	(771)	(568)
		(45)	Taxation on gains on disposal of assets		(45)
209	258	3,425	Net profit	864	4,195
			of which:
116	130	3,425	- Eni’s shareholders	479	3,839
93	128		- Non-controlling interest	385	356
0.03	0.04	0.95	Net profit per share	0.13	1.06
582	714		Net borrowings	11,197	12,448
314	(225)		Cash provided by operating activities	1,572	412
(541)	(394)		Cash provided by investing activities	(1,655)	(1,070)
192	611		Cash provided by financing activities	18	663
511	263		Capital expenditure	1,529	756

Consolidated financial statements
GROUP BALANCE SHEET

(euro million)

	Dec. 31, 2011	Sep. 30, 2012	Dec. 31, 2012

ASSETS
Current assets
Cash and cash equivalents	1,500	5,867	7,831
Other financial assets available for sale	262	237	235
Trade and other receivables	24,595	25,352	29,275
Inventories	7,575	9,435	8,478
Current tax assets	549	631	771
Other current tax assets	1,388	1,258	1,230
Other current assets	2,326	1,800	1,624

	38,195	44,580	49,444
Non-current assets
Property, plant and equipment	73,578	63,865	63,466
Inventory - compulsory stock	2,433	2,504	2,538
Intangible assets	10,950	6,102	4,487
Equity-accounted investments	5,843	4,443	4,265
Other investments	399	3,483	5,085
Other financial assets	1,578	1,331	1,216
Deferred tax assets	5,514	4,544	4,929
Other non-current receivables	4,225	4,420	4,398

	104,520	90,692	90,384
Discontinued operations and assets held for sale	230	20,327	516
TOTAL ASSETS	142,945	155,599	140,344

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	4,459	3,199	2,223
Current portion of long-term debt	2,036	3,126	2,961
Trade and other payables	22,912	22,032	24,269
Income taxes payable	2,092	1,972	1,635
Other taxes payable	1,896	2,591	2,162
Other current liabilities	2,237	1,510	1,437

	35,632	34,430	34,687
Non-current liabilities
Long-term debt	23,102	19,257	19,279
Provisions for contingencies	12,735	13,660	13,603
Provisions for employee benefits	1,039	988	982
Deferred tax liabilities	7,120	5,922	6,742
Other non-current liabilities	2,900	2,229	1,977

	46,896	42,056	42,583
Liabilities directly associated with discontinued operations and assets held for sale	24	14,872	361
TOTAL LIABILITIES	82,552	91,358	77,631

SHAREHOLDERS’ EQUITY
Non-controlling interest	4,921	5,413	3,514
Eni shareholders’ equity
Share capital	4,005	4,005	4,005
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	49	(41)	(23)
Other reserves	53,195	50,694	49,586
Treasury shares	(6,753)	(201)	(201)
Interim dividend	(1,884)	(1,956)	(1,956)
Net profit	6,860	6,327	7,788
Total Eni shareholders’ equity	55,472	58,828	59,199

TOTAL SHAREHOLDERS’ EQUITY	60,393	64,241	62,713
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	142,945	155,599	140,344

GROUP PROFIT AND LOSS ACCOUNT

(euro million)

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	Full Year 2011	Full Year 2012

			REVENUES
29,648	31,494	32,574	Net sales from operations	107,690	127,271
281	228	570	Other income and revenues	926	1,549

29,929	31,722	33,144	Total revenues	108,616	128,820
			OPERATING EXPENSES
22,581	24,129	25,039	Purchases, services and other	78,795	95,417
			- of which: non-recurrent (income) expense	69
1,242	1,178	1,205	Payroll and related costs	4,404	4,658
217	190	24	OTHER OPERATING (CHARGE) INCOME	171	(158)

2,948	2,533	5,287	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	8,785	13,561

3,375	4,072	1,637	OPERATING PROFIT	16,803	15,026

			FINANCE INCOME (EXPENSE)
1,759	(129)	1,137	Finance income	6,376	7,218
(1,783)	(244)	(1,400)	Finance expense	(7,410)	(8,274)
(264)	(33)	(18)	Derivative financial instruments	(112)	(251)
(288)	(406)	(281)		(1,146)	(1,307)

			INCOME (EXPENSE) FROM INVESTMENTS
57	92	4	Share of profit (loss) of equity-accounted investments	500	438
1,116	1,446	(55)	Other gain (loss) from investments	1,623	2,443
1,173	1,538	(51)		2,123	2,881

4,260	5,204	1,305	PROFIT BEFORE INCOME TAXES	17,780	16,600
(2,693)	(2,402)	(3,204)	Income taxes	(9,903)	(11,659)

1,567	2,802	(1,899)	Net profit - continuing operations	7,877	4,941
(48)	48	3,425	Net profit - discontinued operations	(74)	3,732
1,519	2,850	1,526	Net profit	7,803	8,673

			Eni’s shareholders
1,316	2,462	(1,964)	- continuing operations	6,902	4,198
(27)	21	3,425	- discontinued operations	(42)	3,590
1,289	2,483	1,461		6,860	7,788

			Non-controlling interest
251	340	65	- continuing operations	975	743
(21)	27		- discontinued operations	(32)	142
230	367	65		943	885

			Net profit per share (euro per share)
0.35	0.69	0.40	- basic	1.89	2.15
0.35	0.69	0.40	- diluted	1.89	2.15

			Net profit from continuing operations per share (euro per share)
0.36	0.68	(0.54)	- basic	1.90	1.16
0.36	0.68	(0.54)	- diluted	1.90	1.16

COMPREHENSIVE INCOME

(euro million)

Full Year 2011	Full Year 2012

Net profit	7,803	8,673
Other items of comprehensive income:
- foreign currency translation differences	1,031	(713)
- fair value evaluation of Eni’s interest in Galp		133
- fair value evaluation of Eni’s interest in Snam		8
- change in the fair value of cash flow hedging derivatives	352	(102)
- change in the fair value of available-for-sale securities	(6)	16
- share of "Other comprehensive income" on equity-accounted entities	(13)	7
- taxation	(128)	25

	1,236	(626)

Total comprehensive income	9,039	8,047
Attributable to:
- Eni’s shareholders	8,097	7,178
- Non-controlling interest	942	869

CHANGES IN SHAREHOLDERS’ EQUITY

(euro million)

Shareholders’ equity at December 31, 2011		60,393
Total comprehensive income	8,047
Dividends distributed to Eni’s shareholders	(3,840)
Dividends distributed by consolidated subsidiaries	(686)
Impact of Snam divestment on non-controlling interest	(1,602)
Gain on the divestment of Eni’s stake in Snam	371
Sale of treasury shares of Saipem	29
Other changes	1

Total changes		2,320

Shareholders’ equity at December 31, 2012		62,713

Attributable to:
- Eni’s shareholders		59,199
- Non-controlling interest		3,514

GROUP CASH FLOW STATEMENT

(euro million)

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	Full Year 2011	Full Year 2012

1,567	2,802	(1,899)	Net profit - continuing operations	7,877	4,941
			Adjustments to reconcile net profit to net cash provided by operating activities:
2,223	2,524	2,437	Depreciation, depletion and amortization	7,755	9,538
725	9	2,850	Impairments of tangible and intangible assets, net	1,030	4,023
(57)	(92)	(4)	Share of loss of equity-accounted investments	(500)	(438)
(1,089)	(369)	(139)	Gain on disposal of assets, net	(1,176)	(878)
(207)	(275)		Dividend income	(659)	(431)
(14)	(42)	(18)	Interest income	(99)	(108)
195	220	163	Interest expense	773	803
2,693	2,402	3,204	Income taxes	9,903	11,659
69	(891)	3	Other changes	331	(1,786)
			Changes in working capital:
383	(1,648)	874	- inventories	(1,400)	(1,395)
(1,392)	(1,044)	(2,725)	- trade receivables	218	(3,164)
1,437	1,294	1,924	- trade payables	34	2,120
249	345	(338)	- provisions for contingencies	109	338
(596)	(655)	(1,112)	- other assets and liabilities	(657)	(1,277)
81	(1,708)	(1,377)	Cash flow from changes in working capital	(1,696)	(3,378)
3	12	(12)	Net change in the provisions for employee benefits	(10)	16
258	186	328	Dividends received	955	988
49	28	38	Interest received	99	91
(231)	(85)	(127)	Interest paid	(927)	(754)
(3,454)	(2,812)	(3,278)	Income taxes paid, net of tax receivables received	(9,893)	(11,868)
2,811	1,909	2,169	Net cash provided from operating activities - continuing operations	13,763	12,418
366	(67)		Net cash provided from operating activities - discontinued operations	619	15
3,177	1,842	2,169	Net cash provided from operating activities	14,382	12,433
			Investing activities:
(3,180)	(2,751)	(3,385)	- tangible assets	(11,658)	(11,222)
(714)	(736)	(505)	- intangible assets	(1,780)	(2,295)
(93)			- consolidated subsidiaries and businesses	(115)	(178)
(47)	(207)	(56)	- investments	(245)	(391)
(8)	(2)	(15)	- securities	(62)	(17)
(128)	243	(1,276)	- financing receivables	(715)	(1,641)
162	(87)	445	- change in payables and receivables in relation to investments and capitalized depreciation	379	53
(4,008)	(3,540)	(4,792)	Cash flow from investments	(14,196)	(15,691)
			Disposals:
64	112	401	- tangible assets	154	1,240
16	31		- intangible assets	41	61
838		3,516	- consolidated subsidiaries and businesses	1,006	3,514
660	759	425	- investments	711	1,203
12		20	- securities	128	52
191	56	1,198	- financing receivables	695	1,586
93	69	40	- change in payables and receivables in relation to disposals	243	(252)
1,874	1,027	5,600	Cash flow from disposals	2,978	7,404
(2,134)	(2,513)	808	Net cash used in investing activities (*)	(11,218)	(8,287)

GROUP CASH FLOW STATEMENT (continued)

(euro million)

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	Full Year 2011	Full Year 2012

511	5,677	(5)	Proceeds from long-term debt	4,474	10,484
6	(3,022)	(81)	Repayments of long-term debt	(889)	(3,784)
(1,346)	618	(817)	Increase (decrease) in short-term debt	(2,481)	(753)
(829)	3,273	(903)		1,104	5,947
(1)			Net capital contributions by non-controlling interest	26
2	7		Net acquisition of treasury shares made by consolidated subsidiaries other than the parent company	17	29
(118)	609	(1)	Disposal (acquisition) of interests in consolidated subsidiaries	(126)	604
	(1,956)		Dividends paid to Eni’s shareholders	(3,695)	(3,840)
(155)	(24)	(101)	Dividends paid to non-controlling interests	(552)	(539)
3			Net purchase of treasury shares	3
(1,098)	1,909	(1,005)	Net cash used in financing activities	(3,223)	2,201
	2		Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	(7)	(4)
14	(13)	(8)	Effect of exchange rate changes on cash and cash equivalents and other changes	17	(12)
(41)	1,227	1,964	Net cash flow for the period	(49)	6,331
1,541	4,640	5,867	Cash and cash equivalents - beginning of the period	1,549	1,500
1,500	5,867	7,831	Cash and cash equivalents - end of the period	1,500	7,831

i	i	i
(*)	i	Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as a part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:

(euro million)

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	Full Year 2011	Full Year 2012

			Financing investments:
5	(2)	2	- securities	(21)
(26)	293	(1,074)	- financing receivables	(26)	(1,131)
(21)	291	(1,072)		(47)	(1,131)
			Disposal of financing investments:
1	9	(12)	- securities	71	4
2	(1)	1,038	- financing receivables	17	1,044
3	8	1,026		88	1,048
(18)	299	(46)	Net cash flows from financing activities	41	(83)

SUPPLEMENTAL INFORMATION

(euro million)

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	Full Year 2011	Full Year 2012

		Effect of investment of companies included in consolidation and businesses
		Current assets		108
100		Non-current assets	122	171
		Net borrowings		46
(4)		Current and non-current liabilities	(4)	(99)
96		Net effect of investments	118	226
(3)		Non-controlling interest	(3)
		Fair value of investments held before the acquisition of control
		Sale of unconsolidated entities controlled by Eni
93		Purchase price	115	226
		less:
		Cash and cash equivalents		(48)
93		Cash flow on investments	115	178

		Effect of disposal of consolidated subsidiaries and businesses
597	2,111	Current assets	618	2,112
18	18,732	Non-current assets	136	18,733
234	(12,448)	Net borrowings	257	(12,443)
(641)	(4,115)	Current and non-current liabilities	(662)	(4,123)
208	4,280	Net effect of disposals	349	4,279
	(943)	Fair value of non-controlling interest retained after disposals		(943)
677	2,019	Gains on disposal	727	2,021
(5)	(1,839)	Non-controlling interest	(5)	(1,840)
880	3,517	Selling price	1,071	3,517
		less:
(42)	(1)	Cash and cash equivalents	(65)	(3)
838	3,516	Cash flow on disposals	1,006	3,514

CAPITAL EXPENDITURE

(euro million)

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	% Ch. IV Q. 12 vs. IV Q. 11	Full Year 2011	Full Year 2012	% Ch.

2,690	2,710	3,142	16.8	Exploration & Production	9,435	10,307	9.2
(3)	1	15		- acquisition of proved and unproved properties	754	43	(94.3)
525	621	403	(23.2)	- exploration	1,210	1,850	52.9
2,115	2,059	2,677	26.6	- development	7,357	8,304	12.9
53	29	47	(11.3)	- other expenditure	114	110	(3.5)
74	43	97	31.1	Gas & Power	192	225	17.2
72	42	92	27.8	- Marketing	184	212	15.2
2	1	5	150.0	- International transport	8	13	62.5
359	192	360	0.3	Refining & Marketing	866	842	(2.8)
240	133	222	(7.5)	- Refinery, supply and logistics	626	583	(6.9)
117	49	127	8.5	- Marketing	231	223	(3.5)
2	10	11	..	- other	9	36	..
52	35	71	36.5	Chemicals	216	172	(20.4)
285	229	236	(17.2)	Engineering & Construction	1,090	1,011	(7.2)
(2)	2	4	..	Other activities	10	14	..
48	29	69	..	Corporate and financial companies	128	152	18.8
(123)	(16)	(89)		Impact of unrealized intragroup profit elimination	(28)	38

3,383	3,224	3,890	15.0		11,909	12,761	7.2

In 2012, capital expenditure of continuing operations amounted to euro 12,761 million (euro 3,890 million in the quarter) mainly relating to:
-	development activities deployed mainly in Norway, the United States, Congo, Italy, Kazakhstan, Angola and Algeria, and exploratory activities of which 98% was spent outside Italy, primarily in Mozambique, Liberia, Ghana, Indonesia, Nigeria, Angola and Australia;
-	upgrading of the fleet used in the Engineering & Construction division (euro 1,011 million);
-	refining, supply and logistics with projects designed to improve the conversion rate and flexibility of refineries(euro 583 million), in particular at the Sannazzaro refinery, as well as upgrading and rebranding of the refined product retail network (euro 223 million);
-	initiatives to improve flexibility of the combined cycle power plants (euro 131 million).

EXPLORATION & PRODUCTION CAPITAL EXPENDITURE BY REGION

(euro million)

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	% Ch. IV Q. 12 vs. IV Q. 11	Full Year 2011	Full Year 2012	% Ch.

184	194	244	32.6	Italy	778	795	2.2
573	556	639	11.5	Rest of Europe	1,698	2,162	27.3
414	310	552	33.3	North Africa	1,570	1,474	(6.1)
671	896	886	32.0	Sub-Saharan Africa	2,743	3,129	14.1
233	175	204	(12.4)	Kazakhstan	915	720	(21.3)
150	291	272	81.3	Rest of Asia	531	874	64.6
260	246	289	11.2	America	902	1,043	15.6
205	42	56	(72.7)	Australia and Oceania	298	110	(63.1)
2,690	2,710	3,142	16.8		9,435	10,307	9.2

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	Full Year 2011	Full Year 2012

1,678	1,718	1,747	Production of oil and natural gas (a) (b) (c)	(kboe/d)	1,581	1,701
191	187	195	Italy		186	189
217	162	172	Rest of Europe		216	178
497	593	610	North Africa		438	586
381	387	324	Sub-Saharan Africa		369	345
105	90	99	Kazakhstan		106	102
121	128	149	Rest of Asia		112	129
128	135	166	America		126	135
38	36	32	Australia and Oceania		28	37
1,678	1,709	1,738	Production of oil and natural gas net of updating the natural gas conversion rate (c)		1,581	1,692
143.7	150.5	154.4	Production sold (a)	(mmboe)	548.5	598.7
143.7	149.8	153.6	Production sold net of updating the natural gas conversion rate (a) (c)	(mmboe)	548.5	595.7

PRODUCTION OF LIQUIDS BY REGION

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	Full Year 2011	Full Year 2012

896	891	912	Production of liquids (a)	(kbbl/d)	845	882
68	61	61	Italy		64	63
119	85	90	Rest of Europe		120	95
231	275	291	North Africa		209	271
289	265	234	Sub-Saharan Africa		278	247
62	56	60	Kazakhstan		64	61
41	45	52	Rest of Asia		34	44
67	87	113	America		65	83
19	17	11	Australia and Oceania		11	18

PRODUCTION OF NATURAL GAS BY REGION

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	Full Year 2011	Full Year 2012

4,345	4,545	4,584	Production of natural gas (a) (b)	(mmcf/d)	4,085	4,501
686	697	733	Italy		674	695
545	418	451	Rest of Europe		538	459
1,481	1,749	1,753	North Africa		1,272	1,733
511	671	495	Sub-Saharan Africa		508	539
240	187	216	Kazakhstan		231	222
443	454	530	Rest of Asia		430	468
337	268	293	America		334	284
102	101	113	Australia and Oceania		98	101

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes volumes of gas consumed in operation (383 and 333 mmcf/d in the fourth quarter 2012 and 2011, respectively, 415 and 321 mmcf/d in 2012 and 2011, respectively, and 432 mmcf/d in the third quarter 2012).
(c)	From July 1, 2012, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil = 5,492 cubic feet of gas (it was 1 barrel of oil = 5,550 cubic feet of gas). The effect on production has been 9 kboe/d. For further information see page 9.

Chemicals

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	Full Year 2011	Full Year 2012

			Sales of petrochemical products	(euro million)
586	823	777	Intermediates		2,987	3,110
695	791	708	Polymers		3,299	3,128
62	30	48	Other revenues		205	180

1,343	1,644	1,533			6,491	6,418

			Production	(ktonnes)
926	1,013	1,019	Intermediates		4,101	4,112
472	471	473	Polymers		2,144	1,978

1,398	1,484	1,492			6,245	6,090

Engineering & Construction

(euro million)

Fourth Quarter 2011	Third Quarter 2012	Fourth Quarter 2012	Full Year 2011	Full Year 2012

			Orders acquired
1,795	1,432	1,816	Engineering & Construction Offshore	6,131	7,477
1,649	1,040	1,516	Engineering & Construction Onshore	5,006	3,972
135	126	494	Offshore drilling	780	1,025
149	239	425	Onshore drilling	588	917

3,728	2,837	4,251		12,505	13,391

(euro million)
	Dec. 31, 2011	Dec. 31, 2012

Order backlog	20,417	19,739

Eni SpA parent company preliminary accounts for 2012

PROFIT AND LOSS

(euro million)

Full Year 2011 (a)	Full Year 2012	% Ch.

Net sales from operations	45,603	51,248	12.4
Other income and revenues	283	267	(5.7)
Operating expenses	(45,016)	(51,270)	(13.9)
Other operating income (expense)	115	(173)
Depreciation, depletion, amortization and impairments	(1,278)	(1,126)	11.9

Operating profit (loss)	(293)	(1,054)
Finance income (expense)	(255)	(711)
Net income from investments	4,338	8,666	99.8
Profit before income taxes	3,790	6,901	82.1

Income taxes	(19)	(694)
Net profit - continuing operations	3,771	6,207

Net profit - discontinued operations	441	2,871
Net profit	4,212	9,078

BALANCE SHEET

(euro million)

Dec. 31, 2011 (a)	Dec. 31, 2012	Change

Fixed assets
Property, plant and equipment	6,403	6,927	524
Inventories - compulsory stock	2,441	2,664	223
Intangible assets	1,095	1,155	60
Equity-accounted investments and other investments	31,685	32,024	339
Receivables and securities held for operating purposes	12,226	3,155	(9,071)
Net payables related to capital expenditures	(342)	(330)	12

	53,508	45,595	(7,913)
Net working capital	4,020	4,002	(18)
Provisions for employee post-retirement benefits	(287)	(277)	10
Net assets held for sale including related liabilities		15	15
CAPITAL EMPLOYED, NET	57,241	49,335	(7,906)

Shareholders' equity	35,259	40,577	5,318
Net borrowings	21,982	8,758	(13,224)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	57,241	49,335	(7,906)

i	i	i
(a)	i	2011 data have been restated due to the merger of Toscana Energia Clienti SpA, Agosta Srl, Eni Hellas SpA, Eni Gas & Power Belgium SpA with legal effects by November 1, 2012. The operations of the merged companies have been accounted in Eni's Balance Sheet by January 1, 2012 also for fiscal purposes.

Eni: significant new exploration success in Mozambique

Discovery made at Coral 3 delineation well confirms the potential of Mamba Complex in Area 4 at 75 trillion cubic feet (tcf) of gas in place

San Donato Milanese (Milan), February 25, 2013 - Eni has made a new natural gas discovery within the Mamba Complex, in Area 4, offshore Mozambique, at the Coral 3 delineation well, which is the eighth well drilled back to back in Area 4.
The new discovery confirm the potential of Area 4 operated by Eni at 75 trillion cubic feet (Tcf) of gas in place of which 27 Tcf exclusively located in Area 4.

Coral 3 was drilled in 2,035 meters of water and reached a total depth of 5,270 meters. The well is located approximately 5 kilometers south of Coral 1, 15 kilometers from Coral 2, and approximately 65 kilometers off the Cabo Delgado coast.
The well encountered 117 meters of gas pay in a high quality Eocene reservoir and adds at least 4 Tcf of gas in place to Area 4.
The discovery proved the existence of hydraulic communication with the same reservoir of Coral 1 and Coral 2 and confirms the giant size of the Coral discovery that is now estimated to contain 13 Tcf plus of Gas in Place wholly located in Area 4. Coral wells deliverabilities showed during the production tests are excellent and each well is expected to deliver very high flow rates in production configuration.

Eni plans to drill another delineation well, Mamba South 3, in order to assess the full potential of the Mamba Complex discoveries, before moving back to exploration drilling in the southern sector of Area 4.

This most recent success further strengthens the potential of Area 4 on which Eni is steadily progressing with the development plans for this huge gas reserve base.
Eni is the operator of Area 4 with a 70% participating interest. The other partners of the joint venture are Galp Energia (10%), KOGAS (10%) and ENH (10%, carried through the exploration phase).

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